SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                        Under Section 12 (b) or 12(g) of
                       The Securities Exchange Act of 1934

                             NAPTAU GOLD CORPORATION
                             -----------------------
                 (Name of Small Business Issuer in its charter)

               Delaware                               22-3386947
               --------                               ----------
     (State or other Jurisdiction                  I. R. S. Employer
     of incorporation or organization)            Identification No.

9551 Bridgeport Road, Richmond, B.C., Canada                         V6X 1S3
--------------------------------------------                         -------
  (Address of principal executive offices)                          (Zip code)

Issuer's telephone number, 604-273-9992

Securities to be registered pursuant to Section 12 (b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -------------------                 ------------------------------

                None

Securities to be registered pursuant to Section 12 (g) of the Act:

                                  Common Stock
                                (Title of Class)

                    Common Stock, Par Value $0.001 per share
                    ----------------------------------------

                               TABLE OF CONTENTS
                                                                          Page
PART I

ITEM 1. DESCRIPTION OF BUSINESS                                              1

ITEM 2. PLAN OF OPERATION                                                   17

ITEM 3. DESCRIPTION OF PROPERTY                                             18

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                               19

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS                                    21

ITEM 6. EXECUTIVE COMPENSATION                                              23

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                      24

ITEM 8. DESCRIPTION OF SECURITIES                                           25

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS OF THE REGISTRANT'S COMMON
        STOCK AND OTHER STOCKHOLDER MATTERS                                 28

ITEM 2. LEGAL PROCEEDINGS                                                   29

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                       29

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                             29

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                           30

APPENDIX A

GLOSSARY OF CERTAIN MINING TERMS                                            36

PART F/S - FINANCIAL STATEMENTS                                             42

PART III

ITEM 1.

EXHIBIT INDEX

Signatures

                                    PART I

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

Naptau Gold Corporation ("Naptau" or the "Company") is engaged in the acquisition, exploration and development of mineral properties, primarily gold properties located in the Cariboo Mining District of British Columbia. The Company was formed in January 1988 under the name Herman Melville Investment Company, Inc. under the laws of the State of Delaware. Due to a lack of available financing, the Company did not engage in any business operations until June 1995. In June 1995 the Company changed its name to Naptau Gold Corporation and commenced operations through the acquisition of four placer mining leases in a transaction with Noble Metal Group Incorporated ("Noble") more fully described below.

On June 6, 1995 the Company entered into an agreement of business combination (the "Exchange Agreement") with Noble, a British Columbia company, pursuant to which the Company acquired four placer mining leases (the "Noble Leases") located in the Cariboo Mining District of British Columbia from Noble in exchange for 4,000,000 shares of common stock $0.001 par value (the "Common Stock"), of the Company, then representing a 59.7% interest in the Company. In connection with the Exchange Agreement, the Company and Noble also entered into an Operating Agreement pursuant to which Noble will remain the operator for the mining activities on the Noble Leases through June 2005, with Noble having the option of renewing the agreement for a further 10 years. The Company agreed to pay Noble $1 million (the "Upfront Fee") in consideration for entering into the Operating Agreement. In addition, the Company agreed to pay $1 million (the "1995 Payment") in respect of 1995 exploration and development expenditures on the Noble Leases and agreed to fund future annual operating expenditures on such Leases. The Operating Agreement provides that Noble shall lease to the Company the equipment and facilities necessary to conduct the mining operations on the Company's placer leases at certain prescribed monthly rental rates (See "Equipment and Facilities" below). In addition to funding future annual operating expenditures on the Noble Leases, the Company agreed that the proceeds from the mining operations on the Noble Leases will be divided between Naptau and Noble as follows:

      - For the first $1 million of proceeds or 2,500 ounces of gold (converted to a dollar amount), whichever is lesser, 10% of such proceeds are payable to Noble;

      - For the next $1 million of proceeds or 2,500 ounces of gold (converted to a dollar amount), whichever is lesser, 17.5% of such proceeds are payable to Noble; and


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

       - For cumulative proceeds in excess of $2 million or 5,000 ounces of gold (converted to a dollar amount), whichever is lesser, 25% of such proceeds are payable to Noble.

In April 1996, the Company and Noble entered into an agreement extending the due date of the Upfront Fee and the 1995 Payment until June 30, 1996, in consideration for the Company's agreement to deliver 300 ounces of gold to Noble from Naptau's share of the future production from the Placer Mining Leases and to issue 85,000 shares of Common Stock to Noble. In July 1996, through a further agreement, Noble agreed to cancel the $1,000,000 due it in consideration for entering into the Operating Agreement and Naptau agreed to pay Noble, from Naptau's future share of gold produced from its' Placer Mining Leases, 3,421 ounces of raw gold and Noble granted Naptau a further extension of time until June 30, 1997 to pay the balance of $954,500 plus interest at 10% per annum, payable semi-annually, due and owing by the previous agreement for the deemed 1995 mining operating expenses.

In October 1995, the Company entered into an agreement (the "PL#1160 Agreement") with Dorothy Dennis, an affiliate of the Company (the "Affiliate") to acquire a placer mining lease owned by the Affiliate which is adjacent to the Noble Leases (the "PL#1160 Lease") for a purchase price equal to $200,000 plus the issuance of 800,000 shares of Common Stock to such Affiliate. In April 1996, the Company entered into an agreement with the Affiliate to extend the payment date of the $200,000 until October 1996 in consideration for the issuance of 8,500 shares of Common Stock. In December of 1996 the Company concluded a Second Extension Agreement to extend the date for the payment of the $200,000 up to October, 1997 in consideration of the payment of 100 ounces of raw gold from the Company's share of the gold produced from the mining operations.

In May 1996 the Company recorded the Bill of Sale Absolute on placer claims Lou 1 and Lou 2 (the "Lou Claims") which were earlier staked by William G. Timmins as agent for Naptau. The addition of these claims gives the Company comfort as the projected route of the channels under exploration appear to extend into these claim areas. The claims are adjacent to and contiguous with the present claims owned.

Because of the inconsistency of placer golds, none of the Company's prospects or properties may be defined as containing proven or probable reserves. The Company has carried out extensive exploration and geological delineations of the placer bearing channels on its properties to the extent that it is of the opinion (supported by earlier recommendations from Lorimer, September 1980 and January 1982, and completion of the additional site preparation recommended by W. G. T. Consultants Ltd., October 1986 and Davenport, November 1987) that enough placer gravels have been identified with indicated economically recoverable gold content to warrant commencing a large scale testing program in 1997.

If the indicated potential recoveries are confirmed during testing, the testing program will be expanded into full-scale operations.

The Company has never generated any revenues from its mineral exploration activities and does not expect to generate revenues until such time as it is able to commence its placer mining operations. The Company's ability to commence mining operations is dependent upon its ability to raise substantial additional funds (see Item 2, "Plan of Operation"). All of the Company's exploration activities to date have been conducted with funds provided from Noble. If the Company is unable to raise the funds necessary to commence mining operations, the Company may be unable to realize on the investment in its placer mining leases. At December 31, 1996 the Company had an accumulated deficit of $207,882.

The financial statements of the Company contained herein have been prepared on a going concern basis. If the Company were unable to raise the funds necessary to commence mining operations or was unable to generate positive cash flow from such operations, it might be forced to liquidate. In such event, it is unlikely that the Company would realize the amounts indicated on the balance sheet upon the sale of its placer properties.

For the definitions of certain mining terms used in this Registration Statement, see Appendix A - Glossary of Certain Mining Terms.

For discussion of certain material risks involved in the Company's business, see "Risk Factors" below.

History Of The Cariboo Mining District

The Company's exploration properties are comprised of the Placer Mining Leases # 29, 1159, 1850, 2093, and 1160, and the Staked Placer Claims Lou 1 and Lou 2 (collectively, the "Properties"). The Properties are adjacent properties which are located at the confluence of Keithley Creek and Snowshoe Creek, in the Cariboo Mining Division of British Columbia (the "Cariboo Mining Division").

In considering the following discussion of the history of gold recoveries in the Cariboo Mining Division, it should be noted that historical gold recoveries provide no assurance of future recoveries and as a result there can be no guaranty that the Company will be successful in its gold exploration and mining activities even though its Properties are located in the Cariboo Mining Division. As a result, prospective shareholders should not place undue reliance on these historical recoveries in evaluating the Company.

Since 1860, the Cariboo Mining Division has produced about 2.5 to 3 million ounces of gold. Several large (200 cubic meters per day processed) placer mines are now active in the region, as well as over 200 small operations, including hand mining and exploration projects . (V.M. Levson and T.R. Giles, B.C.G.S. , Geological Fieldwork 1990, Paper 1191-1).

Lower Keithley Creek, one of the famous placer creeks of the early Cariboo gold excitement is credited with production of gold valued at $6,000,000 (approximately $96,000,000 at present day prices of $400 per ounce - W.G.T. Consultants Ltd., June 1995) according to reports of the Minister of Mines. Most of this gold was taken along a distance of 8 miles starting at the mouth of Lower Keithley Creek.

Placer gold was first found on Snowshoe Creek in September 1860, as well as Little Snowshoe and French Snowshoe Creeks. In 1868 it is reported that the "Live Yankee" at the head of Little Snowshoe Creek was working and paying wages. The August 5, 1868 issue of the Cariboo Sentinel reports that both banks of Little Snowshoe Creek were being worked by separate companies.

In 1869 more than a dozen companies were working on Keithley Creek, while on Little Snowshoe three companies had started to sink shafts. According to a B.C. provincial government map dated 1885-1886 of Little Snowshoe and Keithley Creeks nuggets of 36 ounces and 88 ounces valued at $400 and $1,100 at that time (approximately $12,600 and $30,800 at present day prices of $350 per ounce), were discovered.

Keithley Creek and its tributaries enjoyed intermittent production up until 1906. An operation on the Old Luce Claim (Live Yankee) employed a crew of seven to ten men and maintained a hydraulic operation until 1913. Since 1913, when the hydraulic operation closed down, there has been intermittent placer mining on Little Snowshoe and Keithley Creek.

The pre-glacial channel (paleogulch) of Snowshoe Creek emerges into Keithley Creek Valley just below the mouth of Snowshoe Creek. This pre-glacial channel contains auriferous gravels along its length. The channel drained the southwest flank of Yank's Peak which rises to 1900 meters above sea level and the Company's Placer Lease #29 lies at an elevation of 1,100 meters.

Much of the past lode deposit history of the area consisted of staking "Quartz Claims". These claims were 100 feet square and were normally placed on top of, and encompassing, a showing. On October 24, 1862, Hayward and Jeffrey, two prospectors in the area, announced their discovery of the Douglas Vein. This led to a rush of quartz-claim staking on Little Snowshoe Creek in the Spring 1863.

In August 1864 Hayward and ten others known as the Rising Sun Company recorded eleven claims on Yank's Peak. These claims were the most prominent of the lode deposits in the area of Keithley and Snowshoe Creeks. This mountain was the site of numerous discoveries of auriferous quartz veins. On Yank's Peak, a discovery was made of four semi-parallel veins of oxidized quartz about 1.5 feet in width and 25 feet apart. Two open cuts 250 feet apart intersected and appeared to be the same vein on which two samples were taken. One sample showed only a trace of gold and silver while the other assayed 3.60 oz./ton gold and .4 oz./ton silver. The sample width in both cases being 1.5 feet (Report of the Minister of Mines 16 Geol 5 p. Al 61).

Gibraltar Mines has been a long time producer in the area, and in recent years the entire region has been the scene of active exploration and development for precious and base metal lode deposits. A copper-gold porphyry deposit, some 56 km northeast of Williams Lake, 14 km from Naptau's Placer Claims, under the direction of Imperial Metals Corporation, Mount Pauley Mines (also known as the Cariboo-Bell Mine) is scheduled for production at an invested cost of $102,000,000. Major and junior companies as well as individuals are currently exploring both lode (hard rock) and placer deposits in the area surrounding the Company's Properties. It should be noted, however, that gold recoveries in surrounding areas provide no assurance of gold recoveries on the Company's Properties and shareholders should not place undue reliance on these neighboring recoveries in evaluating the Company.

Description Of The Placer Leases

General

The Company holds a 100% interest in all of its Properties which are designated by the following numbers:

Placer Mining Leases
PL # 29     (Tenure #262692)
PL # 1159   (Tenure #262768)
PL # 1160   (Tenure #262769)
PL # 1850   (Tenure #262822)
PL # 2093   (Tenure #262832)

Placer Claims
Lou #1      (Tenure #337015)
Lou #2      (Tenure #337016)

The Placer Properties comprise approximately 815 acres of land in the aggregate and constitute a contiguous mining site. The Placer Mining Leases are renewable placer mining leases assigned to the Company pursuant to the Noble Agreement and the PL#1160 Agreement. To maintain the Leases in full force and effect during their respective terms, the Company is required to pay, in Canadian dollars, dependent upon the specific type of lease, an annual licensing expenditure of $5.00 per hectare of land on any Leases of Placer Minerals, $250.00 on any Placer Mining Leases (PML) or Placer Leases (PL). The Placer Claims are renewable annually by carrying out a minimum of $500.00 of qualified work or paying $500.00 cash in lieu of work and a $100.00 recording fee. Except for the division of gold with Noble pursuant to the Operating Agreement, there are no other third party fees or royalty interests payable with respect to the Placer Leases. The fees payable by the Company with respect to the Placer Leases aggregate to Cdn $2,450, per annum, inclusive of payments in lieu of work.

In British Columbia the term "mineral title" as used in the Mineral Tenure Act includes mineral and placer claims and leases.

Legal title to minerals in the province can be held under four types of tenure:
Freehold;
Crown granted mineral claim;
Located (staked) Mineral or Placer Claim; and
Mining or Placer Lease.

The Company holds the interests in its properties as either Located Mineral or Placer Claims, or as a Mining or Placer Lease. Title to located Mineral and Placer Claims, and Mining and Placer Leases is issued and administered by the Mineral Titles Branch, Ministry of Energy, Mines and Petroleum Resources and are subject to all provisions in the Mineral Tenure Act which is also administered by the above noted Department. A claim or lease title conveys to the holder the right to all minerals or placer minerals as defined in the Mineral Tenure Act and which were available at the time of location or have subsequently become available under the terms of the Act.

Placer minerals are ores of metal and other natural substances that occur either loose or in fragmented rock. They are found in loose earth, gravel and sand, having been transported from the original bedrock source by natural means such as glacial and water action. Placer minerals also include materials from placer mine tailings and previously mined deposits of placer minerals.

There are no surface rights included in the Company's Placer Leases, but the Company has the right to use the surface of the claim for mining purposes only. This does not include the right to live on the claim, or build a cabin, house or any other building or dwelling.

A Mining or Placer Lease contains the same rights as a claim, but is also an interest in land. However, this is not the same as surface rights and the right to reside on the land is still contingent to the work program and requires approval. All work carried out on a claim or lease must receive approval from the District Inspector of Mines prior to commencement and work which disturbs the surface by mechanical means requires a Notice of Work under the Mines Act.

Location and Access

The Placer Leases are located at the confluence of Keithley Creek and Snowshoe Creek 28 miles northwest of Likely, British Columbia in the Cariboo Mining Division of British Columbia, and are accessible by gravel road. The town of Likely is about 64 miles northeast of Williams Lake, British Columbia, and may be accessed by paved highway or private plane.

Geology and Unproven Reserves

Metasedimentary rocks of the Cariboo Group, principally the Snowshoe Formation, underlie the Placer Leases. The rocks are considered to range in age from Hadrynian to Paleozoic. The formation is composed predominantly of elastic rocks with subsidiary limestone. Micaceous quartzites are the most common type of arenaceous rock while the argillaceous rocks are comprised mainly of phyllites with fine siltstones. The calcareous rocks of the Snowshoe Formation are important because of gold-bearing pyritic replacement of certain beds.

The main fault of the area is the Keithley Creek Thrust Fault that runs from Shoals Bay on Quesnel Lake, up Keithley Creek and crosses Lightning Creek in the Wingdam area; the fault is post-metamorphic. A north-south fault, probably a continuation of the Antler Creek fault extends southward through Snowshoe and Rabbit Creek converging with the Keithley Creek Thrust Fault on the Naptau Gold Corporation property.

During pre-glacial times, weathering and stream action caused the disintegration of the rocks and subsequent deposition of placer gold deposits in the valleys. Through the glacial periods further disintegration occurred and the old streambeds were filled. Postglacial streams cut new channels through the debris resulting in further concentration of gold and other heavy minerals in stream bed deposits leaving large lower grade gravel benches on the flanks, as is the case on the Placer Leases.

"Tertiary buried placer deposits in the Cariboo can be subdivided into paleochannel and paleoalluvial fan/fan-delta deposits, of these, paleochannel deposits are the most common and have been further classified into four types with distinctive sedimentary characteristics and geomorphic settings." (Levson, Giles Bulletin '89).

The channels on the Placer Leases fall into the paleochannel and paleogulch (narrow valley setting) category. Paleogulch placers occur in relatively steep, narrow, canyon-type, buried channels that may have high boulder content. Pay zones occur on or near bedrock. Paleogulches carry large volumes of water and sediment during episodic floods.

High stream discharge, capacity and competence are ideal for mobilizing and re-concentrating coarse placer gold and consequently such placers in the Cariboo have proven to be productive.

These streams have limited drainage areas and their deposits occur near the primary ore source. Paleochannels also occur as buried channels directly underneath, or adjacent to, modern alluvial channels, or as buried high level valleys, 20 to 100 meters above and roughly parallel to modern streams.

Exploration Results and Potential Mineral Deposits

The Placer Leases have been the object of considerable exploration and testing which has resulted in estimates of substantial mineral deposits. In 1982, an independent mining consultant (Lorimer) calculated that 4,100,000 cubic yards of gold-bearing gravels containing widely distributed gold values are present on the north bench of Keithley Creek on Placer Lease #29. Although not homogeneous, the gold is contained in zones of varying richness.

The "Tertiary Channel", a buried paleogulch channel on Placer Leases #29 and #1850 which is a former course of Snowshoe Creek, was first identified by a Seismic Refraction Survey in 1982. This Channel contains an estimated minimum of 1,000,000 cubic yards of recoverable and commercially viable gold bearing gravels. Previous work and test production figures indicate that the average grade of the pay zones ranges from 0.02 oz. per cubic yard to 0.03 oz. per cubic yard. It should be noted that placer gold from Keithley Creek in comparison to other creeks is of a very high fineness and on the Company's Leases averages 890 fine indicating proximity to the source (by comparison pure gold is 1000 fine and the average fineness of placer gold obtained in California is 885 fine - BLM Technical Bulletin 4, May 1973).

Significant potential occurs in extensions of buried channels and additional channels within the Placer Leases. Preliminary interpretation of the results of a Seismic Refraction Survey which was completed in May 1995 further defined the Tertiary Channel and its rim rock edges on Placer Leases #29 and #1850. A second subparallel north trending channel (the "Eastern Channel") has been located to the east of the known Tertiary Channel on Placer Leases #29 and #1850. The two channels appear to converge to the north of Placer Lease #1850. The width of each channel varies from 50 to 80 meters and the eastern sub channel is shallower than the known Tertiary Channel to the west.

The 1995 Seismic Refraction Survey also indicates the occurrence of a third, sub-parallel channel (the "Third Channel") further to the east on Placer Leases #1159, #1850 and #2093. Additional seismic work is required to define this channel or fault structure.

Field results of a Seismic Refraction Survey completed in May 1995 on Placer Lease #1160, traces the northern continuation of the known Tertiary Channel on Placer Lease #29 through Placer Lease #1160. This Seismic Refraction Survey also delineates the occurrence of a second placer channel on this lease (the "1160 Channel") converging with the known Tertiary Channel at the center of Placer Lease #1160.


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

At the bottom of the Tertiary Channel near Keithley Creek on Placer Lease #29, large gold nuggets up to 1 1/2 ounces were recovered from gravel testing in 1994, thus providing an explanation for the occurrence of the coarse gold well above the level of Keithley Creek, and significantly further east of the known Tertiary Channel previously tested.

The newly delineated Channel on Placer Lease #1160 is estimated to be 85 meters in width at the southern boundary, 40 meters in width at the center of the Lease, and runs some 200 to 250 meters north, where it converges with the known Tertiary Channel of Placer Lease #29, which is approximately the same width. The total width of the two merging channels at the center of Placer Lease #1160 is about 85 meters, which extends a further 200 meters through the northern boundary of Placer Lease #1160 onto the Lou Claims. It is estimated that a minimum of 1,000,000 cubic yards of placer gravels is contained on Placer Lease #1160.

The Company believes that grades should be similar to the grades obtained on Placer Lease #29, which were determined by various drilling programs, trenching, other work and volume testing of the placer gravels. The recovery from the testing ranged from 0.02 oz. gold per cubic yard to 0.03 oz. gold per cubic yard which with gold valued at $380 per oz. converts to a recovery value of $7.60 to $11.40 per cubic yard.

Exploration and Development Activities on the Placer Leases

It is estimated that the Company and the prior owners of the Placer Leases have expended an aggregate of approximately $4,000,000 in exploring and developing the Placer Leases. Placer Lease #29 was acquired by its original owner in 1978. Additional placer leases were then staked by such entity in 1979 and 1980. Preliminary testing was first carried out in 1981. Prior to 1993, access roads were constructed and upgraded, camp trailers installed and several exploration programs, including seismic refraction surveys, geochemical soil sampling analysis, trenching, percussion and sonic drilling, and various bulk tests utilizing-different types of equipment and recovery systems, were carried out.

During 1993-1994 old roads were widened, new roads were constructed, camp facilities were expanded by the addition of two more trailers, an office and map room, and a building for tools, supplies and drilling samples.

During the 1995 season the Company continued upgrading the physical site, buildings and reinforcing roadways. Construction of the settling, tailing and water reservoir ponds was completed. Clearing and raking of newly opened areas continued as required. The Company also carried out geological, geophysical and further Seismic Refraction surveys to delineate the channels and production area. In total the Company expended just under $400,000 on the site and survey programs.


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

In 1996 an I.P. Survey was carried out on the most southerly tip of the Ancient Tertiary channel, and the centre and eastern channels of Keithley Creek.

The I.P. Survey resistivity values of the centre channel revealed a narrow or gulch-type depression in the bedrock. The resistivity values of the eastern channel identified a pronounced depression in the bedrock with a magnitude of some 75 meters in depth. These channels were previously identified by the 1995 Seismic Refraction Survey.

A test program of the upper gravels in the centre and most eastern channel (the third channel) verified the existence of fine gold averaging $5.70 per cubic yard based on a gold price of $380.00 per ounce.

The resistivity values from the IP Survey of the center channel revealed a narrow or gulch-type depression in the bedrock. The resistivity values of the eastern channel identified a pronounced depression in the bedrock with a magnitude of some 75 meters in depth. These channels were previously identified by the 1995 Seismic Refraction Survey.

In preparation for production, over 65,000 cubic yards of overburden material was removed from the mining area. During the construction of several benches to prevent slides and sloughing of materials an additional 10,000 cubic yards of material was removed. Drainage ditches and a main waterway were constructed to contain and redirect excess water flows during spring runoffs. New hauling roads were constructed to expedite the movement of materials during production.

Valuation of the Noble Leases and PL#1160 Lease by W.G.T. Consultants Ltd.

To assist the Company in determining the value of the Noble Leases and their potential for future development, in June 1995, the Company obtained an opinion (the "Noble Valuation") on the fair market value of the Noble Leases from W.G.T. Consultants Ltd. ("W.G.T."), an independent mining consulting firm headquartered in Calgary, Alberta, Canada.

In rendering the Noble Valuation, W.G.T. relied on published and private reports, maps and data (the "Exploration Data") provided by the Company, Noble and past visits by W.G.T.'s personnel to the Lease sites in 1985, 1986, 1994 and 1995.

Based upon the Exploration Data, for purposes of the Valuation, W.G.T. estimated that the Nobles Leases contained a minimum of 1,000,000 cubic yards of gold bearing gravels in the "Tertiary Channel" located on Placer Lease #29, plus a minimum of 1,000,000 cubic yards in the second channel to the east. In addition, the Valuation took into account a potential of 2,000,000 cubic yards in the third (centre) channel, and an allowance for additional potential mineral deposits estimated at 2,000,000 cubic yards for the lower north bench of Placer Lease #1159, and the presence of other channels on untested portions of the Noble Leases.

Based upon such estimates and depending on the average recovered grade of gold, the Fair Market Value of the Noble Leases was estimated to be as follows (as of June 1995 - Gold Price US$385.00 per ounce / Exchange Rate US$1.00-Cdn$1.40):

                                                    Assumed Grade
                                                    -------------
                                             0.02 oz.          0.03 oz.
                                            Au/cu. yd.        Au/cu. yd.
                                            ----------        ----------

1.    Estimated Net Present Value       Cdn$11,911,000    Cdn$19,814,000
      of Tertiary Channel and Second
      Channel located to the east

2.    Estimated Net Present Value       Cdn$ 7,485,000    Cdn$12,990,000
                                           -----------       -----------
      of Potential Placer Deposits

Total Estimated Net Present Value       Cdn$19,396,000    Cdn$32,804,000
                                           ===========       ===========
                                         US$13,854,000     US$23,431,000
                                           ===========       ===========

In addition, in May 1996, W.G.T. prepared a valuation opinion (the "1160 Valuation") with respect to Placer Lease #1160. Based upon the Exploration Data, W.G.T., estimated that this Lease contained a minimum of 1,000,00 cubic yards of gold bearing gravels with a minimum value (based upon anticipated grades of 0.02 to 0.03 ounces of gold per cubic yard) of $3,000,000.

The foregoing calculations for both the Noble Placer Leases and the 1160 Placer Lease are based upon a gold price of $385 per ounce and have been discounted and assigned various degrees of risk after deducting mining costs.

Copies of the Noble Valuation and the 1160 Valuation of Placer Leases are available from the Company and the foregoing summary is qualified in its entirety by reference to the full text of such Valuations set forth therein.

W.G.T. received a fee of $1,006.67 from the Company for updating the previous Noble Valuation and a fee of $1,712.00 from the Affiliate for the preparation of the 1160 Valuation.

In considering the foregoing Valuations, it should be noted that at present, because of the inconsistency of placer golds, none of the Company's prospects or properties may be defined as containing proven or probable reserves. The Company and prior owners have carried out extensive exploration and geological delineations of the placer bearing channels to the extent that it is of the opinion (supported by earlier recommendations from Lorimer, September 1980 and January 1982 and completion of the additional site preparation recommended by W. G. T. Consultants Ltd., October 1986 and Davenport, November 1987) that enough placer gravels have been identified with indicated economically recoverable gold content to warrant further testing in 1997. If the indicated potential recoveries are confirmed during testing, the testing program will be escalated into full-scale operations.

Licenses and Permits

The gold exploration and mining industry in Canada operates under both federal and provincial legislation governing exploration, development, production and decommissioning of mines. Such legislation relates to the method of acquisition and ownership of mineral rights, labor, health and safety standards, royalties, mining and income taxes, exports, reclamation and rehabilitation of mining lands and other matters.

The mining industry in Canada is also subject to legislation at both the federal and provincial levels concerned with the protection of the environment. In particular, such legislation imposes high standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. Accordingly, the design of mines and mills and the conduct of overall extraction and processing operations are subject to the restrictions contained in such legislation. In addition, the construction, development and operation of a mine, mill and refinery typically entail compliance with applicable environmental legislation and/or review processes and the obtaining of land use permits, water licenses, discharge approvals and similar authorizations from various governmental agencies.

Failure to comply with the requirements of environmental legislation may result in orders being issued thereunder which may result in the cessation, curtailment or modification of operations or may require installation of additional facilities or equipment to protect the environment. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and such violators, including officers and directors thereof, may be fined or in some cases imprisoned if convicted of an offense under such legislation.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety.

All the necessary licenses and permits that are required for the Company to commence placer mining operations on the Placer Leases are in place and are valid until December 2001. These include a Mining Permit, Hydraulic License, Water Use Permit and Disposal Permit. In addition, the Company has received a "free miner certificate" from the Province of British Columbia that is required in order to explore for minerals or placer minerals or acquire a mineral or placer title in British Columbia. As only an individual free miner can locate (stake) a claim, a corporate free miner must locate a claim by having an individual free miner act as an agent in staking the claim.

Equipment and Facilities

In accordance with the Operating Agreement, Noble has made available the facilities and equipment necessary to conclude the Company's exploration program and commence production. The composition and cost of such camp facilities and equipment is agreed to by budget prior to the commencement of operations each season. The Company is currently indebted to Noble in the amount of $137,068 for equipment and facilities provided to date.

Risk Factors

Ownership of the Company's securities is highly speculative, involves a high degree of risk and is not suitable for anyone who cannot afford the loss of his entire investment. In addition to the other information contained herein, prospective stockholders should carefully consider the following risk factors before acquiring securities of the Company.

Limited Operations; Need for Additional Funds. To date, prior exploration programs have produced in excess of 300 ounces of raw gold from various test programs at the Properties. Nevertheless, the Company, has not generated any revenues and will not generate revenues until the commencement of placer mining operations which are subject to the Company's ability to raise the required additional funds. Even though carrying costs to maintain the leases in good standing are minimal, an inability to raise the required capital may result in the Company being unable to realize a return on its investment in its placer mining leases and, possibly, forfeiting its interest in the Placer Leases. At December 31, 1996, the Company had an accumulated deficit of $207,882.

Preparation of Financial Statements. The financial statements of the Company contained herein have been prepared on a going concern basis. If the Company were unable to raise the funds necessary to commence mining operations or was unable to generate positive cash flow from such operations, it might be forced to liquidate. In such event, it is unlikely that the Company would realize the amounts indicated on the balance sheet upon the sale of its mineral properties.

No Proven or Probable Reserves. The Company is in the exploration stage, and at present, because of the inconsistency of placer golds, none of the Company's prospects or properties may be defined as containing proven or probable reserves. The Company and the prior owners of the Placer Leases have carried out extensive exploration and geological delineations of the placer bearing channels to the extent that the Company is of the opinion (supported by earlier recommendations from Lorimer, September 1980 and January 1982 and upon completion of the additional site preparation recommended by W. G. T. Consultants Ltd., October 1986 and Davenport, November 1987) that enough placer gravels have been identified with indicated economically recoverable gold content to warrant commencing a large scale testing program in 1997. If the indicated potential recoveries are confirmed the testing program is designed to escalate into full-scale operations. The Company will be able to determine the extent to which its prospects or properties contain a commercially viable ore body (reserves) upon completion of appropriate geological exploration work and a comprehensive evaluation based on unit cost, grade, resources and other factors, to conclude economic feasibility.

If the Company is able to establish proven and probable reserves, market price fluctuations of gold as well as increased production costs or reduced recovery rates, may nevertheless render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of ore reserves.

Speculative Nature of Mineral Exploration and Development. Mineral exploration, particularly for gold and other precious metals, is highly speculative in nature, involves many risks and frequently is non-productive. There can be no assurance that the Company's mineral exploration efforts will be successful. Placer Mining, the type of mining that the Company proposes to engage in, is a non-definitive type of mining as opposed to lode or hard rock mining in that recovery of gold or gold bearing ores are not contiguous as in veins and therefore there is no guarantee of a consistent rate and quality of recovery for the expenditure of specific dollars.

Once gold mineralization is discovered, it takes a number of years from the initial phases of exploration until production is possible, during which time economic feasibility of production may change. Substantial expenditures are required to establish reserves through drilling and other exploration procedures, to determine metallurgical processes to extract the metals from the placer deposits and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in commercially viable gold production.

Mining Risks and Insurance. The business of gold mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations, cave ins, flooding, forest fires, periodic interruptions due to inclement or hazardous weather conditions and gold bullion losses.

Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although pursuant to the Operating Agreement, Noble is required to maintain adequate insurance coverage for risks relating to personal injuries, property damage including business interruption coverage and to the extent possible potential environmental claims, no assurance can be given that such insurance will be available at economically feasible premiums.

Feasibility Studies. The Company has relied heavily upon the study conducted by W.G.T. Consultants Ltd., Lorimer, September 1980 and January 1982, Davenport, November 1987 and the Company's exploratory activities in determining whether the Placer Leases can support full scale operations. Such evaluations may prove to be unreliable.

Risks of Foreign Operations. The Company's operations in British Columbia, Canada, are subject to the risks normally associated with conducting business in foreign countries, including foreign exchange controls and currency fluctuations, foreign taxation, labor disputes and uncertain economic environments or other risks which may limit or disrupt production in markets, restrict the movement of funds or result in the depravation of contract rights or the taking of property by nationalization or expropriation without fair compensation. Although the Company has not experienced any problem in Canada rising from nationalistic policies, political instability, economic instability, labor disputes or currency fluctuations or restrictions, there can be no assurance that such a problem will not arise in the future. Laws and policies of the United States affecting foreign trade, investment and taxation may also adversely affect foreign operations and investments.

Compliance with Governmental Regulations. The Company's activities are subject to extensive federal, provincial and local laws and regulations in Canada controlling not only the mining of and exploration of mineral properties, but also the possible effects of such activities upon the environment. Existing and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the companies properties, the extent of which cannot be predicted by management of the Company.

Reliance on Third Parties for Exploration and Mining Services. The Company has entered into the Operating Agreement with its principal stockholder, Noble, pursuant to which Noble has agreed to provide all of the exploration and mining services and lease the required equipment and facilities to the Company in order to develop and operate the Placer Leases. The loss of Noble's services could have a material adverse affect on the Company.

Capitalization and Commercial Liability. The exploration and development of mineral properties is a capital intensive enterprise. As a result the Company expects it will be necessary to obtain additional funding to continue its operations. The Company has limited financial resources and there can be no assurance that additional funding will be available to the Company for exploration or development of properties it may acquire or to fulfill its obligations under any applicable agreements. There also can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable, or that joint ventures will be available for the Company's properties once acquired. Failure to obtain such additional financing could result in delay or indefinite postponement of exploration and development of acquired properties with the possible loss of such properties. Such delays could have material adverse effect on the Company's business, financial condition and results of operation.

If the Company proceeds to production on a particular property, commercial viability will be affected by certain factors that are beyond the Company's control, including the specific attributes of the deposit, the fluctuation in metal prices, the costs of constructing and operating a production facility in a specific environment, the cost and availability of processing and refining facilities, the availability of economical sources of energy and water, government regulations, including regulations relating to prices, royalties, duties, taxes, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands. Individually or in combination, these factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Requirement for Permits and Licenses. The operations of the Company may require licenses and permits from various governmental authorities. Management believes that the Company can obtain all necessary licenses and permits to carry on the activities which it anticipates conducting under applicable laws and regulations in respect to properties acquired. There can be no assurance, however, that the Company will be able to obtain or maintain in force all necessary licenses and permits that may be required to conduct exploration or commence construction or operation of mining facilities at properties under exploration. The failure to obtain or maintain a necessary license could have a material adverse effect on the Company's business, financial condition or results of operations.

Competition. The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals in a search for and the acquisition of attractive mineral properties. Many of these companies possess greater financial and technical resources. The Company's ability to develop reserves in the future will depend not on its ability to develop its present properties, but also on its ability to select and acquire suitable prospects for mineral exploration. There can be no assurance that the Company can effectively compete in this environment.

Uninsurable Risks. In the course of exploration, development and production of mineral properties, several risks, and in particular, unusual geological or unexpected operating conditions, may occur. The Company may also incur liability as a result of pollution and other casualties. The Company may not be able to insure fully, if at all, against such risks or the

Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Paying compensation for obligations resulting from such liability may entail significant costs for the Company and could have a material adverse effect on the Company's business, financial condition or results of operations.

A Lack of Public Market; Possible Volatility of Stock Price. There is no public market for the Company's Common Stock. There is no assurance that such a market for the Common Stock will develop or that, if developed, such market will be sustained. Market prices for the Common Stock will be influenced by a number of factors, including exploration results obtained from the Company's mineral properties, the Company's ability to acquire additional mineral properties, quarterly variations in the financial results of the Company and its competitors, changes in earnings, estimates by analysts, conditions in the natural resource markets, the overall economy and financial markets and political factors.

Gold Price Volatility. To successfully develop a commercial gold mining operation, the Company's profitability will be significantly affected by changes in the market price of gold. Gold prices fluctuate widely and are affected by numerous factors such as expectations for inflation, levels of interest rates, currency exchange rates, central bank sales, forward selling by producers, demand for precious metals, global or regional political and economic crises and production costs in major gold producing regions. The aggregate effect of these factors, all of which are beyond the Company's control, is impossible for the management of the Company to predict.

Cautionary statement for Purposes of The "Safe Harbor" Provisions of The Private Securities Litigation Reform Act of 1995. The United States Private Securities Litigation Reform Act of 1995 provides a new "safe harbor" for certain forward-looking statements. The following factors set forth under "Risk Factors" among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Registration Statement, future filings by the Company with the SEC, in the Company's press releases and in oral statements made by authorized officers of the Company. When used in this Registration Statement, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements.

ITEM 2.  PLAN OF OPERATION

The Company intends to complete exploratory activities on the Placer Leases during the early part of the 1997 mining season, which generally runs from late April to mid- November. Based upon results of exploratory activities to date, the Company intends to move a production plant on site with a processing capacity of approximately 400,000 cubic yards of material over the course of the mining season. The Company anticipates that it will process between 150,000 to 200,000 cubic yards of material during the 1997 mining season. This estimate assumes shakedown time will be required during start-up to production and the necessity to process marginal pay gravels while working its way into the main channel deposits.

The processing plant will cost approximately $250,000. Funds necessary to acquire the plant and to commence operations will be loaned by Noble. It is anticipated that operating costs for the 1997 mining season estimated at approximately $1,500,000 will be offset, in part, with funds from initial operating activities. Currently, the Company is obligated to Noble in the amount of $1,295,831 pursuant to the Operating Agreement.

The Company will need to raise cash, in the form of either debt or equity, to conduct operations as planned. Currently, the Company anticipates that cash sufficient to carry it through the 1997 mining season will be provided by Noble. Nevertheless, the Company intends to seek to raise up to $3,000,000 through a private placement of either debt or equity. There is no assurance that any monies will be made available to the Company or whether, if available, the terms thereof will be acceptable to the Company.


ITEM 3. DESCRIPTION OF PROPERTY

The Company occupies office space provided by its President, E.D. Renyk, at 9551 Bridgeport Road, Richmond, BC, Canada, V6X 1S3. No rent is paid for the use of this office. The space is adequate for the planned future conduct of the Company's business over the next twelve months.

The following is a description of the Placer Leases that were assigned to the Company in 1995 pursuant to Exchange Agreements with Noble and an Affiliate. All Placer Leases or Placer Claims carry the right to multiple extensions.

      Placer Mining Lease #29 was originally issued to Howard Reid and Addison Manners of Vancouver, B.C. and acquired on March 15, 1981 by Noble. The present Lease term of 10 years became effective October 7, 1991 and expires October 15, 2001.

      Placer Mining Lease #1159 was originally issued to Mr. J. Emery of Vancouver, B.C. and acquired on August 21, 1980 by Noble. The present lease term of 5 years became effective June 28, 1993 and expires October 15, 1998.

      Placer Mining Lease #1850 was issued July 31, 1979 to Noble. The present lease term of 5 years became effective September 27, 1994 and expires on October 15, 1999.

      Placer Mining Lease #2093 was issued September 14, 1979 to Noble. The present lease term of 5 years became effective September 27, 1994 and expires on October 15, 1999.

      Placer Mining Lease #1160 was staked by agents for D. Dennis. The present lease term of five years expires on December 29, 1998.

      Placer Claims Lou 1 and Lou 2 were staked by William G. Timmins as agent for Naptau and registered in Naptau's name May 31, 1996.

The Company, through Noble, has filed an application with the governing bodies for a grouping of leases and to upgrade each of its title to a "Lease of Placer Minerals" as is now allowed under the revised provisions of the "Mineral Tenure Amendment Act, 1995).

Placer Claims

Placer claims are valid for one year. To maintain a placer claim the holder must, on or before the anniversary date of the claim, pay the prescribed recording fee and either: (a) record the exploration and development work carried out on that claim during the current anniversary year which must equal or exceed the minimum specified value per unit; or (b) pay cash in lieu of work. If the value of work performed in a year is greater than the required minimum, the surplus is termed excess work. This excess work, in full year multiples, can be applied to cover work requirements on the claim for additional years, subject to the limits specified in applicable regulations.

Placer Mining Leases (PML)/Placer Leases (PL)

Placer leases (PML or PL) issued under the former acts are subject to an annual rental which must be paid on or before the anniversary date each year. If the annual rentals are not paid these leases automatically forfeit and title to the ground can only be re-acquired by locating a placer claim. These placer leases are entitled to one term extension under the Mineral Tenure Act.

The holder of a valid placer lease (PML or PL) issued under the former acts or a placer claim, or an adjoining group of these, may apply for a Lease of Placer Minerals (LPM). A LPM is issued for a term of ten years and may be renewed for further terms of up to ten years each. During the term of the lease an annual rental must be paid on or before the anniversary date each year. A lease may be ordered forfeited if the rental is not paid.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1997 by its executive officers and directors, both individually and as a group, and by each person known by the Company to own more than 5% of the outstanding Common Stock:

                                              Number of         Percentage of
Name                                          Shares owned (1)  Shares Owned (2)

Noble Metal Group Incorporated                     4,085,000          58.92%
801-409 Granville Street
Vancouver BC, Canada V6C 1T2

James A. Howell                                    1,150,000          16.59%
Maritime Transport
 & Technology, Inc.
161 W. 15th St., Ste. 7A
New York, NY 10011

E.D. Renyk                                           390,000           5.62%
9551 Bridgeport Rd.
Richmond, BC, Canada V6X 1S3
Director, President &
Chief Financial Officer

J.J. McIntyre                                        390,000           5.62%
McIntyre Winteringham
1501 - 543 Granville St.
Vancouver, BC, Canada V6C 1X8
Director & Secretary

Lloyd Mear                                            70,000          *
9551 Bridgeport Rd.
Richmond, BC, Canada V6X 1S3
Director

D. Dennis                                            808,500          11.66%
705 - 588 Broughton St.
Vancouver, BC, Canada V6G 3E3

Warren W. Gayle                                       20,000          *
2081 Gordon Avenue
West Vancouver, BC, Canada V7V 1V8
Director

Murray A. Braaten                                     20,000          *
708 W. 22nd Avenue
Vancouver, BC, Canada  V5Z 1Z7
Director

Officers                                             890,000          12.84%
and Directors
as a Group (5 persons)


*     Less than 1%

(1) Unless otherwise indicated all shares are held of record by the beneficial holders named above.

(2)   Based upon 6,933,500 shares of Common Stock outstanding on April 30, 1997


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Name                    Age     Positions Held With The Corporation
----                    ---     -----------------------------------

Edward D. Renyk         58      Director, President & Chief
                                    Financial Officer

John J. McIntyre        41      Director, Secretary

Lloyd E. Mear           60      Director

Warren W. Gayle         43      Director

Murray A. Braaten       42      Director


E. D. Renyk. Mr. Renyk has served as the President, Chief Financial Officer and a Director of the Company since June 8, 1995. Mr. Renyk is a member of the Canadian, Alberta, and British Columbia Institutes of Chartered Accountants. He has been a Chartered Accountant for 33 years, managing and directing his own practice for most of that period, specializing in consulting to both private and publicly traded corporate firms. Prior to establishing his own practice and subsequent to obtaining his designation as a Chartered Accountant he held positions ranging from Controller to Vice president of Finance with various corporations.

Mr. Renyk was admitted as a member of the Institute of Chartered Accountants of Alberta in 1962.

J. J. McIntyre. Mr. McIntyre has served as Secretary and a Director of the Company since June 8, 1995. Mr. McIntyre has recently founded his own law firm, McIntyre Winteringham, after having practiced from 1984 to 1996 as a partner and associate of Alexander Holburn Beaudin & Lang. Mr. McIntyre's current and former firms are located in Vancouver, British Columbia. Previously Mr. McIntyre was employed as a Crown Counsel, also in Vancouver, for the Ministry of Attorney General of British Columbia, from 1981 - 1984. While primarily a litigator, Mr. McIntyre has been involved in advising mining companies throughout his time in private practice.

Mr. McIntyre is a graduate of the University of Saskatchewan, located in Saskatoon, Saskatchewan. He graduated with his LL.B. in 1980 and with his B.Sc. (High Honors - Chemistry) in 1977.

Lloyd E. Mear. Mr. Mear has served as a Director of the Company since June 8, 1995. Mr. Mear has over thirty years of experience as a Civil Engineer including fifteen years as an executive in the Mining Industry. From 1987 to date he has served as the President and Chief Executive Officer of ReDev, Inc., a company that extracts gold and platinum group metals from water sources throughout the western United States and Canada.

Mr. Mear received a degree in Civil Engineering/Surveying in 1956 from University of Alberta, Calgary, Alberta.

Warren W. Gayle. Mr. Gayle has served as a Director of the Company since October 5, 1995. Mr. Gayle owns a Consulting Firm in Vancouver specializing in structured and tax driven financing for medium to large resource and manufacturing based organizations. Prior to establishing his Company in 1991, Mr. Gayle held various sales and management positions with multinational corporations.

Mr. Gayle received a Bachelor of Commerce Degree - Finance in 1979 from the University of British Columbia, Vancouver, British Columbia.

Murray A. Braaten. Mr. Braaten has served as a Director of the Company since December 8, 1995. Mr. Braaten is a partner in the Vancouver law firm of Lando & Co. He joined the firm as an Associate in 1981, became a partner two years later, and has been the managing partner since 1987. Mr. Braaten has extensive experience in business, business law, construction and real estate development.

Mr. Braaten graduated in 1980 with a Bachelor of Business Administration with Distinction from the University of Regina and a Bachelor of Laws from the University of Saskatchewan in Saskatoon.

Each director is elected for a period of one year at the Company's annual meeting of shareholders and serves until his successor is duly elected and qualified. Officers are appointed and serve at the will of the Board of Directors.

To date the amount of time that Mr. Renyk has devoted to the business of the Company has ranged from 40% to 100% of his business time depending on the activities at hand. Mr. McIntyre has expended approximately 25% of his business time on Company affairs. Messrs. Renyk and McIntyre expect their positions to graduate to full time as the Company' s financing and operations progress. Messrs. Mear, Gayle and Braaten will expend such time as is required to fulfill their duties as Directors.


ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the compensation for the fiscal years ended December 31, 1995 and 1996 ("fiscal years") payable to Mr. Renyk, the Company's President. No other officer received any compensation from the Company in these fiscal years.

                          SUMMARY COMPENSATION TABLE

                                                   Long-Term
                                                 Compensation
                                 Annual             Awards
                              Compensation       ------------
                              ------------     Restricted Stock    All Other
                                Salary(1)           Awards       Compensation
                                ---------           ------       ------------

Edward Renyk   1995             $45,000            $20(2)           $Nil
               1996             $90,000               --              --

(1) On June 30, 1995, the Company entered into a five year employment agreement with Mr. Renyk that provides for a salary of $7,500 per month beginning July 1, 1995 (plus a cost of living adjustment to be made on the first day of each calendar year). The agreement also provides for additional incentive compensation equal to 1/2 of 1% of net sales up to $5,000,000, 3/4 of 1% on the next $20,000,000 in net sales and 1 percent of net sales above $25,000,000.

(2) Represents the fair market value on the date of grant (as determined by the Board of Directors) of 20,000 shares of common stock granted to Mr. Renyk pursuant to the Company's Stock Grant Program in consideration for Mr. Renyk's services as a director of the Company. The shares are non-transferable, except for transfers back to the issuer, for a period of one year from the date of issue.

Stock Options

The Company did not grant any stock options to any executive officer during fiscal years 1995 and 1996.

Stock Option Plan and Stock Grant Program

In June 1995 the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

Stock Option Plan

The Company has reserved 300,000 shares of its authorized Common Stock for issuance to key employees and consultants of the Company and all of its subsidiaries or affiliates. Under this plan, no employee may receive more than 100,000 stock options. Options are non-transferable and expire if not exercised within two years from the date of issue. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of December 31, 1996, no options were granted pursuant to this plan.

Stock Grant Program

The Company has reserved 300,000 shares of its authorized Common Stock for issuance to key employees and directors. Under this plan, no employee may receive more than 100,000 shares. The program requires the employee to remain in the employ of the Company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the shares issued under the program shall revert back to the Company. The shares issued under the program are non-transferable, except for transfers back to the issuer, for a period of one year from the date of issue. As of December 31, 1996, a total of 100,000 shares had been granted to five directors pursuant to this plan.

Board Compensation

The Board, from time to time, is authorized to establish compensation for the Directors, but none has been set at this date. All of the directors are reimbursed for their expenses incurred in connection with their attendance at Board of Directors meetings.

During fiscal 1995, each director received a grant of 20,000 shares of Common Stock pursuant to the Company's Stock Grant Program. The Shares are non-transferable for two years.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In February 1988 the Company issued 1,900,000 shares of Common Stock to James A. Howell in consideration of $1,400 and certain organizational expenses paid by Mr. Howell on behalf of the Company. In May 1995 Mr. Howell transferred 350,000 shares to each of Mr. Renyk and Mr. McIntyre.

In June 1995 the Company issued 4,000,000 shares of Common Stock to Noble pursuant to the Exchange Agreement. In April 1996 the Company issued an additional 85,000 shares to Noble in partial consideration of its agreement to extend the due date of certain amounts due under the Operating Agreement entered into with respect to the Placer Leases. For a more complete description of the terms of the Exchange Agreement, the Operating Agreement and certain related agreements entered into by the Company and Noble See "Item 1. Description of Business - Introduction."

In October 1995 the Company issued 800,000 shares of Common Stock to an Affiliate as partial consideration for the assignment of the PL #1160 Lease pursuant to the PL #1160 Agreement. In April 1996 the Company issued an additional 8,500 shares to this Affiliate in consideration of her agreement to extend the due date of $200,000 payable pursuant to the PL #1160 Lease Agreement. For a more complete description of the terms of the PL#1160 Lease Agreement and certain related agreements between the Company and this Affiliate, see "Item 1. Description of Business - Introduction.

During 1995 certain officers and directors loaned the Company an aggregate of $101,677, which loans were non-interest bearing and payable on demand. In 1996, such officers and directors agreed to convert $96,000 of those loans into 40,000 shares of Common Stock at a conversion price of $2.40 per share.

In accordance with the Operating Agreement the Company's principal stockholder, Noble, has agreed to serve as the operator of the Company's mining activities. The terms of the Operating Agreement are discussed in Item 1 - "Description of Business - Introduction."

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). As of April 30, 1997, there are outstanding 6,933,500 shares of Common Stock and no shares of Preferred Stock.

Common Stock

Holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters requiring stockholder action. Subject to the rights of the holders of any series of Preferred Stock having a preference over the Common Stock, holders of Common Stock are entitled to dividends, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends. Upon any liquidation, dissolution or winding up of the Company, subject to the prior liquidation rights of the holders of Preferred Stock, if any, the net assets of the Company remaining after payment of creditors will be distributed pro rata to the holders of Common Stock in proportion to their interests. Holders of Common Stock are not entitled to vote cumulatively for the election of directors (which means that the holder or holders of a simple majority of the shares entitled to vote can elect all of the directors), and have no conversion rights, preemptive rights or rights to subscribe for or purchase additional shares or other securities of the Company.

Preferred Stock

The Board of Directors of the Company has the authority, without further action by the stockholders, to issue the shares of Preferred Stock in one or more series with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of the Company. No shares of Preferred Stock are currently issued and outstanding and the Company has no plans to issue any Preferred Stock at this time.

Dividends

The payment of dividends is contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends in the future is within the discretion of the Company's then Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any for use in the Company's business operations and , accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. The Company has not paid any dividends on its Common Stock to date.

Delaware Anti-Takeover Law

Under Section 203 of the Delaware General Corporation Law ("Delaware Anti-Takeover Law"), certain "business combinations" are prohibited between a Delaware corporation, the stock of which is generally publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" of such corporation for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware Anti-Takeover law (the Company has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interest stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interest stockholder during the previous three years or who becomes an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock.

Limitation of Liability and Indemnification Matters. The Company has included in its Certificate of Incorporation provisions to limit the personal liability of its officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Company's Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages for breach of their fiduciary duty of directors, except for liability (i) for any breach of their duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The By-Laws of the Company also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

The indemnification provided by the Company's By-laws would provide coverage for claims arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the company pursuant its Certification of Incorporation or By-law, or the Delaware General Corporation Law, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                   PART II

ITEM 1. MARKET PRICE AND DIVIDENDS OF THE REGISTRANT'S COMMON STOCK AND OTHER STOCKHOLDER MATTERS

Market Information

There is no public trading market for the Company's Common Stock. The Company currently has 6,933,500 shares of Common Stock outstanding.

All of the issued and outstanding shares of Common Stock of the Company were issued in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, and are "Restricted Securities" as that term is defined in Rule 144 adopted pursuant to the Act.

In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly public trading volume of the Company's Common Stock during the four calendar weeks preceding the date on which notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who is deemed to have owned shares, as provided in Rule 144 (k) without regard to the volume limitations, manner of sale provision, public information or notice requirements. Under Rule 701 shares privately issued under certain compensatory stock-based arrangements may be resold under Rule 144 by non-affiliates subject only to the manner of sale requirement, and by affiliates without regard to the two-year holding requirement, commencing 90 days after the Company becomes subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Under Regulation S Shares of the Company's Common Stock offered or sole, under specified conditions, in an "offshore transaction" (as defined in Regulation S) are eligible for offer and sale in the United States upon expiration of a 40-day "restricted period" (as defined in Regulation S).

Holders

The Company has approximately twenty holders of its Common Stock.

Transfer Agreement

The transfer agent and registrar for the Company's Common Stock is Liberty Transfer Co., P.O. Box 558, Huntington, New York 11743.

ITEM 2. LEGAL PROCEEDINGS

The Corporation is not engaged in any pending, and is aware of no threatened, legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective March, 1996, the Company Board of Directors approved the engagement of KPMG to act as its principal accountant to audit its financial statements filling the vacancy created on December 31, 1995 when the engagement of Thomas Monahan, CPA expired. The Company had not previously consulted KPMG on any matter.

The accountant's report of Thomas Monahan on the financial statements of the Company for the six months' ended June 30, 1994 and 1995 did not contain adverse opinions, or disclaimers of opinions.

During the Company's two most recent fiscal years and the subsequent interim period preceding the termination of Mr. Monahan's engagement, there were no disagreements between Mr. Monahan and the Company on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mr. Monahan, would have caused Mr. Monahan to make reference to the subject in his report. In addition, during the Company's two most recent fiscal years and the interim preceding the termination of Mr. Monahan's engagement, no reportable events, as defined in item 304(a)(2)(v)(A) through (D) of Regulation S-B, occurred.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Company issued the following securities without registration under the Securities Act of 1933, in reliance upon the exemption from registration pursuant to Section 4(2) of the Act:

      (i) 4,000,000 shares to Noble in June 1995, pursuant to the Exchange Agreement.

      (ii) 800,000 shares to an Affiliate in October 1996, pursuant to the PL#1160 Agreement.

      (iii) 85,000 shares to Noble in April 1996 in consideration for agreeing to defer the due date of the upfront fee and the 1995 payment.

      (iv) 8,500 shares to an Affiliate on April 30, 1996 in consideration for agreeing to defer the due date of the cash portion of the purchase price for the PL#1160 lease.

      (v) an aggregate of 40,000 shares to certain officers and directors in April, 1996 upon conversion of $96,000 in principal amount of loans to the Company.

      (v) an aggregate of 100,000 shares to the Directors in 1996 (20,000 shares each) pursuant to the Company's Stock Grant Program.

The Company effected a one for 10,000 stock split in June 1995. The issuance of shares in connection with a split of Common Stock was exempt from registration under the Securities Act of 1933 as amended in accordance with Section 2(3) of such Act as a transaction not involving a "sale" of securities as such term is defined in this section.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The By-Laws of the Company provide for indemnification of officers and directors. The specific provision of the By-Laws related to such indemnification is as follows:

ARTICLE XI INDEMNIFICATION AND INSURANCE:

      Section 1.  (a) RIGHT TO INDEMNIFICATION

                  Each person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition: provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

                  (b) RIGHT OF CLAIMANT TO BRING SUIT

                  If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

                  INDEMNIFICATION

                  Notwithstanding any limitation to the contrary contained in sub-paragraphs (a) and (b) of this section, the corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  (d) INSURANCE

                  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

                                                                      Appendix A

                        Glossary of Certain Mining Terms

alluvial                1. Deposited by a stream.
  alluvial channels     2. Relating to deposits made by flowing water.
alluvial fan            fan a cone-shaped deposit of alluvium made by a stream
                        where it runs out onto a level plain or meets a slower
                        stream. The fans generally form where streams issue
                        from mountains upon the lowland.
alluvial mining         (placer mining) the recovery of heavy minerals (high
                        specific gravity) that have become concentrated in secondary deposits, following separation by weathering agencies from primary veins higher up the watershed.
alluvium                a general term for all detrital deposits
                        resulting from the operations of modern rivers, thus including the sediments laid down in river beds, flood plains, lakes, fans at the foot of mountain slopes, and estuaries.

arenaceous rock         resembling, made of, or containing sand or sandy
                        particles
argillaceous            of, relating to, or containing clay or clay minerals

  argillaceous rock
auriferous              containing gold

bedrock                 the solid rock underlying auriferous gravel, sand,
                        clay, etc., and upon which the alluvial gold rests. In
                        placer use, the term bedrock may be generally applied
                        to any consolidated formation underlying the
                        goldbearing gravel. Bedrock may be composed of
                        igneous, metamorphic or sedimentary rock. See - False
                        bedrock
claim                   an area of land staked by a prospector or mining
                        company and then recorded (see <<staking")
clastic rocks           made up of fragments of pre-existing rocks <a--sediment>
concessions:            that in which the State or private owner of mining
  alluvial concessions  property has the right to grant concessions or leases
  and rights            to individuals or corporations at discretion, or under
                        grant concessions or leases to individuals or
  development           corporations at discretion, or under nationality or
concessions             color, has the right to locate on discovery or
                        otherwise certain limited areas of ground and under certain conditions to hold, work or dispose of the same. (The "Claim" system).

confluence              a junction or flowing together of streams; the place
                        where streams meet.

detritus a general name for incoherent sediments, produced by the wear and tear of rocks through the various geological agencies. The name is from the Latin for "worn" rock waste. A deposit of such material.

false bedrock           a hard or relatively tight formation within a
                        placer deposit, at some distance above true bedrock, upon which gold concentrations are found. Clay, volcanic ash, caliche or "tight" gravel formations can serve as false bedrocks. A deposit may have gold concentration on one or more false bedrocks, with or without a concentration on true bedrock.

fine gold               1. Pure gold, i.e., gold of 1,000-fineness. 2. Gold
                        occurring in small particles such as those which would pass a 20-mesh screen but remain on 40-mesh.

fineness the proportion of pure gold in bullion or in a natural alloy, expressed in parts per thousand. Natural gold is not found in pure form; it contains varying proportions of silver, copper and other substances. For example, a piece of natural gold containing 150 parts of silver and 50 parts of copper per thousand, and the remainder pure gold, would be 800-fine. The average fineness of placer gold obtained in California is 885.

fines 1. The sand or other small-size components of a placer deposit. 2. The material passing though a screen during washing or other processing steps of a placer operation.

geochemical survey      the search for mineral deposits, particularly
    geochemical soil    metalliferous deposits, by analyzing rocks, stream
sampling surveys        silts, springs, soils, surface waters or organisms for
                        abnormal concentrations of elements.

geophysical survey      Geophysical exploration, commonly called applied
                        geophysics or geophysical prospecting, is conducted to locate economically significant accumulations of oil, natural gas, and other minerals, including groundwater. Surveys are generally identified by the property being measured namely, electrical, gravity, magnetic, seismic, thermal, or radioactive properties.
                        Used primarily in the search for oil, gas, and base metals, electrical and electromagnetic surveys map variations in the conductivity or capacitance of rocks.

glacial periods         pertaining to, characteristic of, produced or
                        deposited by, or derived from a glacier.

gold-bearing gravels    see "placers"

Hadrynian               one of the three eras of the Proterozoic times which
                        is of, relating to, or being the eon of geologic time or the corresponding system of rocks that includes the interval between the Archean and Phanerozoic eons, perhaps exceeds in length all of subsequent geological time, and is marked by rocks that contain fossils indicating the first appearance of eukaryotic organisms (as algae).

homogenous              1 : of the same or a similar kind or nature; 2 : of
                        uniform structure or composition throughout

hydraulic operation     mining in which a bank of gold-bearing earth or gravel
                        is washed away by a powerful jet of water and carried into sluices, where the gold separates from the earth by its specific gravity.

I.P. surveys            (induced polarization) a method, the basis of which
                        is, when an electrical circuit is passed through certain kinds of ground between electrodes placed at the surface, is interrupted, the electrical potential is reduced (decays) gradually and measurable. The method has been most effective where grains of metalliferous minerals are disconnected, with large surface areas and large ionic effects, and where the host rock has suitable resistivity.

lode a general term for metalliferous and some non-metalliferous deposits in solid, consolidated (hard rock) state as distinguished from unconsolidated deposits such as placers.

metamorphic             of, relating to, or produced by metamorphism

metamorphism            the mineralogical and structural adjustment of solid
                        rocks to physical or chemical conditions differing from those under which they were formed.

metasedimentary rocks   later or more highly organized or specialized form of
                        sedimentary rock

micaceous               quartzites mica - any of various colored or
                        transparent mineral silicates crystallizing in monoclinic forms that readily separate into very thin leaves _ micaceous \ adj.

mineral deposits        Most minerals are found in veins, or tabular-shaped
                        deposits of nonsedimentary origin, often dipping at high angles; in beds, or seams, which are tabular deposits conforming to the stratification of enclosing rocks; and as masses, or large ore bodies of irregular shape standing at any angle. Gold, diamonds, tin, and platinum are often found in placers, or deposits of sand and gravel containing particles of the mineral.

ore reserve             that part of a mineral deposit which could be
                        economically and legally extracted or produced at the time of the reserve determination.

overburden              worthless or low-grade surface material covering a
                        body of useful mineral.

oxidized                1. to change (a compound) by increasing the proportion
      oxidized quartz   of the electronegative part or change (an element or
                        ion) from a lower to a higher positive valence. 2.
                        remove one or more electrons from an atom, ion, or molecule ~ vi : to become oxidized _ ox-i-diz-able
                        \, adj.

pale- or paleo-         1 : involving or dealing with ancient forms or
                        conditions <paleobotany>
                        2 : early : primitive : archaic <Paleolithic>

paleoalluvial fan       see "alluvial fan"

paleochannel            ancient channel

paleogulch              ancient gulch (narrow valley setting)

paleozoic               ancient  geological era

placer an alluvial, marine, or glacial deposit containing particles of valuable mineral and esp. of gold.

placers the term is applied to deposits of sand, gravel, and other detrital or residual material containing a valuable mineral which has accumulated through weathering and mechanical concentration processes. The term as used in this report applies to ancient (Tertiary) gravels as well as to recent deposits, and to underground (drift mines) as well as to surface deposits.

placer channels         a stream-eroded depression in the bedrock, ordinarily
                        filled with gravel. See - Tertiary channel.

placer mining           see "alluvial mining"

pre-glacial channel     see "paleogulch"

proven ore reserves     reserves for which (a) quantity is
                        computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detained sampling and (b) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

probable ore reserves   reserves for which quantity and grade/or quality are
                        computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

pyritic any of various metallic-looking sulfides of which pyrite is the most common.

rim rock (or rim)       the bedrock rising to form the boundary of a placer or
                        gravel deposit. (Fay)

seismic refraction
  surveys a method which interprets the time interval between the initiation of elastic waves generated by man-made explosions and the first and later disturbances of the ground as detected by a seismometer at a known distance from the source of energy.

staking the measuring and marking with stakes or posts of an area on the ground to establish mineral rights.

tertiary the earlier of the two geologic periods(1 million to 60 million) comprised in the Cenozoic era (present day back to 60 million years ago), in the classification generally used. Also, the system of strata deposited during that period. (AGI)

tertiary channels       Ancient gravel deposits, often auriferous
                        (containing gold), composed of Tertiary stream alluvium.

-zoic adj. comb form [Gk zoe life] : of, relating to, or being a (specified) geological era <Archeozoic>
                        <Mesozoic>

PART F/S - Statements


                                                                          Page

AUDITED FINANCIAL STATEMENTS

    Auditors' Report to the Shareholders...................................F-1

    Balance sheets, December 31, 1996 and 1995.............................F-2

    Statements of operations and deficit, years
    ended December 31, 1996, 1995 and 1994................................ F-3

    Statements of cash flows, three years ended
    December 31, 1996, 1995 and 1994...................................... F-4

    Notes to Financial Statements...................................F-5 - F-12


UNAUDITED FINANCIAL STATEMENTS

    Balance sheets March 31, 1997, December 31, 1996 and 1995.............F-14

    Statements of Operations and deficit, three months ended
    March 31, 1997........................................................F-15

    Statements of Cash Flows, three months ended March 31, 1997...........F-16

    Notes to Unaudited Financial Statements........................F-17 - F-23

                  Financial Statements of


                  NAPTAU GOLD CORPORATION
                  (expressed in United States dollars)


                  December 31, 1996

[KPMG Letterhead]

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Naptau Gold Corporation as at December31, 1996 and 1995 and the statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 in accordance with generally accepted accounting principles in the United States.

Signed


Chartered Accountants

Vancouver, Canada

March 24, 1997


COMMENTS BY AUDITOR FOR U.S. READERS ON
CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as that referred to in the attached balance sheets as at December 31, 1996 and 1995 and as described in note 1 of the consolidated financial statements. Our report to the shareholders March 24, 1997 is expressed in accordance with Canadian reporting standards which do not permit a reference to such an uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.


Signed

Chartered Accountants

Vancouver, Canada

March 24, 1997

NAPTAU GOLD CORPORATION
Balance Sheets
(expressed in United States dollars)

December 31, 1996 and 1995

========================================================================================
                                                                 1996           1995
----------------------------------------------------------------------------------------

Assets

Current asset:
    Cash                                                      $        -     $    1,000

Mineral properties (note 3)                                    2,988,850      2,374,726

Deferred financing costs                                           9,090         40,000
----------------------------------------------------------------------------------------
                                                              $2,997,940     $2,415,726
========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
    Accounts payable and accrued liabilities (note 4)         $  157,183     $   45,000
    Contracts payable to related parties (note 3)              1,494,830      2,154,500
    Loans payable to related parties (note 4)                     12,770        101,697
    ------------------------------------------------------------------------------------
                                                               1,664,783      2,301,197
Shareholders' equity:
    Capital stock (note 5):
         Authorized:
           5,000,000 preferred shares with a par value of
                      $0.001 per share
          20,000,000 common shares with a par value of
                      $0.001 per share
           Issued and outstanding:
            6,933,500 common shares (1995 - 6,700,000)             6,934          6,700
         Additional paid-in capital (note 5)                   1,534,105        168,339
         Shares alloted but unissued (note 5(c)(ii))                   -            100
         Deficit                                                (207,882)       (60,610)
    ------------------------------------------------------------------------------------
                                                               1,333,157        114,529
Continuing operations (note 1)
Commitments and contingency (notes 3 and 6)

----------------------------------------------------------------------------------------
                                                              $2,997,940     $2,415,726
========================================================================================

See accompanying notes to financial statements

On behalf of the Board:

    Signed


________________________________ Director

    Signed


________________________________ Director

NAPTAU GOLD CORPORATION

Statements of Operations and Deficit
(expressed in United States dollars)

==============================================================================================
                                                                   Years ended December 31,
                                                   -------------------------------------------
                                                         1996          1995           1994
----------------------------------------------------------------------------------------------

Expenses:
    Management salary (note 6)                         $  90,000    $   45,000     $       --
    Professional fees                                     25,940        12,853             --
    Office and administrative                              1,332           757             --
    Stock grant program expense (note 5(c)(ii))               --           100             --
    Write-off of deferred financing costs                 30,000            --             --
----------------------------------------------------------------------------------------------
Loss for the year                                       (147,272)      (58,710)            --
Deficit, beginning of year                               (60,610)       (1,900)        (1,900)
----------------------------------------------------------------------------------------------
Deficit, end of year                                   $(207,882)   $  (60,610)    $   (1,900)
==============================================================================================
Loss per share                                         $   (0.02)   $    (0.01)    $       --
==============================================================================================

See accompanying notes to financial statements

NAPTAU GOLD CORPORATION

Statements of Cash Flows (note 8)
(expressed in United States dollars)

=================================================================================================
                                                                   Years ended December 31,
                                                      -------------------------------------------
                                                           1996         1995           1994
-------------------------------------------------------------------------------------------------

Cash generated from (used in):

Operations:
    Loss for the period                                   $(147,272)   $  (58,710)    $       --
    Add items not involving cash:
      Write-off of deferred financing costs                  30,000
      Stock grant program expense,                               --           100             --
    Changes in non-cash operating working capital:
      Accounts payable and accrued liabilties               112,183        45,000             --
-------------------------------------------------------------------------------------------------
                                                             (5,089)      (13,610)            --

Financing:
    Deferred financing costs recovered (incurred)               910       (40,000)            --
    Payment of contracts payable                                 --       (45,500)            --
    Loans payable to related parties                          7,073       101,697             --
-------------------------------------------------------------------------------------------------
                                                              7,983        16,197             --

Investing activities:
    Mineral properties                                       (3,894)       (1,587)            --
-------------------------------------------------------------------------------------------------
Increase (decrease) in cash                               $  (1,000)   $    1,000     $       --
Cash, beginning of year                                       1,000            --             --
-------------------------------------------------------------------------------------------------
Cash, end of year                                         $      --    $    1,000     $       --
=================================================================================================

See accompanying notes to financial statements.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

1. Continuing operations:

   Naptau Gold Corporation (the "Company") was formed under the laws of the State of Delaware on January 8, 1988 and was inactive until 1995 when it entered into an agreement to acquire certain mineral properties (note 3). The Company's principal business activity is the exploration and development of mineral properties, with its principal mineral properties comprising of various placer leases in the Cariboo Mining Division of British Columbia, Canada (the "Placer Leases").

   These financial statements have been prepared on the basis of accounting principles applicable to a going concern. At December 31, 1996, the Company had a working capital deficiency of approximately $1,700,000, a significant portion which is due to related parties. The Company's continuing operations and the ability of the Company to discharge its liabilities are dependent upon the continued financial support of related parties and the ability of the Company to obtain the necessary financing to meet its liabilities as they come due.

   The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of its mineral properties and upon future profitable production or proceeds from the disposition thereof.

2. Significant accounting policies:

   The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

   (a) Mineral property interests:

       Mineral property acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned. These costs will be amortized on a unit-of-production basis over the estimated proven and probable reserves of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

       Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral properties. Administrative expenditures are expensed in the period incurred.

       On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

       The amounts shown for mineral properties represent costs incurred to date and is not intended to reflect present or future values.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

2.  Significant accounting policies (continued):

   (b) Deferred financing costs:

       The Company defers costs associated with specific financing activities and charges those costs against the related share capital or to operations if the financing activity is unsuccessful.

   (c) Loss per share:

       Loss per share has been calculated using the weighted average number of common shares outstanding during the year

3. Mineral properties:

================================================================================
                                                               December 31,
                                                             1996         1995
--------------------------------------------------------------------------------

Placer Leases, Cariboo Mining Division, British Columbia:
   Acquisition costs:
      Placer Leases acquired from Noble (note 3(a)) $ 1,775,000 $ 1,775,000 Placer Leases acquired from an affiliate of the
          Company (note 3(b))                               200,800      200,800
--------------------------------------------------------------------------------
                                                          1,975,800    1,975,800
   Deferred interest and financing costs:
      Paid or accrued to Noble (note 3(a))                  251,725           --
      Paid to an affiliate of the Company (note 3(b))        20,400           --
--------------------------------------------------------------------------------
                                                            272,125           --
   Exploration and development expenditures:
      Incurred by Noble                                     735,445      397,339
      Incurred by the Company                                 5,480        1,587
--------------------------------------------------------------------------------
                                                            740,925      398,926
--------------------------------------------------------------------------------

                                                        $ 2,988,850    2,374,726
================================================================================

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

3. Mineral properties (continued):

   (a) Placer Leases acquired from Noble:

       During 1995, the Company entered into an agreement to acquire certain Placer Leases owned by Noble Metal Group Incorporated (a British Columbia company) ("Noble") in exchange for 4 million common shares of the Company, representing an initial 59.7% interest in the Company. As Noble acquired control of the Company by this exchange, it is considered a common control transaction and, accordingly, the common shares have been accounted for at the carrying value of the Placer Leases in the accounts of Noble at December 31,1994 of $1,775,000 (Noble, in association with limited partnerships, had also expended an additional $550,000 on exploration of the Placer Leases which was recovered from these limited partnerships and accordingly, is not reflected in the aforementioned carrying value). A British Columbia Mineral Tenure Act "Bill of Sale Absolute" held by the Company relating to the Placer Leases has not yet been registered with the appropriate authorities and as a result, registration of the Placer Leases remains in the name of the operator, Noble. The Company can, at any time and without any restriction, apply to conclude registration in its name.

      The Company and Noble also entered into an operating agreement whereby Noble will remain the operator for the mining activities on the Placer Leases for a term of ten years, with Noble having the option of renewing the agreement for a further ten year term. The Company agreed to pay Noble $1,000,000 in consideration for entering into this operating agreement. In addition, the Company is obligated to pay $1,000,000 in respect of 1995 exploration and development expenditures and agreed to fund future annual operating expenditures on the Placer Leases, including the lease of certain equipment and facilities owned by Noble. These required payments have been accrued in contracts payable (See below). However, as this is a common control transaction, the amount of $1,602,661, being the excess of these amounts over the estimated book value of the related assets in the accounts of Noble was charged against additional paid-in capital during 1995 (note 5). During 1996, this amount was reduced by $45,500 to reflect the actual book value of the related assets in the accounts of Noble at December 31, 1995. To December 31, 1995, the Company had advanced $45,500 to Noble with respect to exploration and development expenditures on the Placer Leases which has been recorded as a reduction in the Company s contracts payable.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

3. Mineral properties (continued):

   (b) Placer Leases acquired from Noble (contnued):

       During 1996, the Company entered into an extension agreement with Noble with respect to its contract payable to Noble, whereby the Company issued 85,000 common shares to Noble at an agreed price of $2.40 per share and agreed to pay Noble 300 ounces of gold from the Company's share of gold produced from mining operations on its placer mining leases, if any, to initially extend the due date for the amount outstanding under the contract payable to June 30, 1996. The value ascribed to the common shares issued has been included in deferred interest and financing costs in mineral properties, however, the value of the gold to be paid to Noble has not been accrued in these financial statements due to the uncertainty of ultimate payment.

       The Company and Noble subsequently agreed to amend certain of the terms of the operating agreement originally entered into whereby the Company was obliged to pay $1,000,000 to Noble as consideration for entering into the operating agreement. The amending agreement cancelled the Company's obligation to pay $1,000,000 to Noble and the Company agreed to pay Noble 3,421 ounces of gold from the Company's share of gold produced from mining operations on its placer mining leases, if any. Noble also granted the Company an extension to June 30, 1997 of the revised balance due of $954,500 as at December 31, 1995 in consideration for the Company agreeing to pay interest on such balance at a rate of 10% per annum. The Company reduced contracts payable and increased additional paid-in capital by $1,000,000 each during 1996 as a result of this amending agreement. The Value of the gold to be paid to Noble has not been accrued in these financial statements due to the uncertainty of ultimate payment.

       In addition to funding future annual operating expenditures on the Placer Leases, the operating agreement provides that the proceeds from production from the Placer Leases, if any, will be divided between the Company and Noble as follows:

       o for the first $1,000,000 of proceeds or 2,500 ounces of raw gold (converted to a dollar amount), whichever is lesser, 10% of such proceeds to Noble;

       o for the next $1,000,000 of proceeds or 2,500 ounces of raw gold (converted to a dollar amount), whichever is lesser, 17.5% of such proceeds to Noble; and

       o for cumulative operating revenues in excess of $2,000,000 or 5,000 ounces of raw gold (converted to a dollar amount), whichever is lesser, 25% of such proceeds to Noble.

   (b) Placer Lease acquired from an affiliate of the Company:

       During 1995, the Company acquired a Placer Lease owned by an affiliate of the Company (the "Affiliate"), for $200,000 (accrued but not yet paid) and 800,000 common shares of the Company that have been assigned their par value of $0.001 per share.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

3. Mineral properties (continued):

   (b) Placer Lease acquired from an affiliate of the Company (continued):

       During 1996 the Company entered into extension agreements with the Affiliate with respect to its contract payable to the Affiliate, whereby the Company issued 8,500 common shares at an agreed price of $2.40 per share to initially extend the due date for the amount outstanding under the contract payable to June 30, 1996 and subsequently agreed to pay the Affiliate 100 ounces of gold produced from mining operations on all of its placer mining leases, if any, for extending the due date to October 12, 1997. The ascribed value for the common shares issued has been included in deferred interest and financing costs in mineral properties, however, the value of the gold to be paid to the Affiliate has not been accrued in these financial statements due to the uncertainty of ultimate payment.

4. Amounts payable to related parties:

   Loans payable to related parties consist of amounts received from directors and officers are non-interest bearing and have no specific terms of repayment. During 1996, the directors and officers converted $96,000 of these loans into 40,000 shares at a price of $2.40 per share.

   At December 31, 1996, accounts payable and accrued liabilities include accruals totalling $135,000 (1995 - $45,000) for salaries to a director and officer pursuant to an employment agreement (note 6), which are included in managmenet salary expense for the period.

5. Capital stock:

   (a) Authorized:

       During 1995, the Company increased the authorized capital stock from 200 common shares with a par value of $0.001 per share to 25,000,000 shares consisting of 5,000,000 preferred shares and 20,000,000 common shares, each with a par value of $0.001 per share, of which 1,900 common shares were outstanding. The Company subsequently split the 1,900 common shares outstanding on a 10,000 new for 1 old basis. The number of shares issued as at December 31, 1994 have been restated to reflect this share split as if it had occurred on inception.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

5. Capital stock (continued):

   (b) Issued:

       A continuity of the Company's issued and outstanding capital stock is as follows:

       ========================================================================================================
                                                         Common shares
                                                    -----------------------         Additional
       Year     Consideration                        Number          Amount       Paid-in capital      Total
       --------------------------------------------------------------------------------------------------------

        Balance December 31, 1994 (note 5(a))       1,900,000     $   1,900       $         --      $    1,900

        1995    Mineral properties (note 3(a))      4,000,000         4,000          1,771,000        1,775,000
        1995    Reduction in additional
                   paid-in capital relating to
                   operating agreements with
                   Noble (note 3(a))                       --            --         (1,602,661)      (1,602,661)
        1995    Mineral properties (note 3(b))        800,000           800                 --              800
       --------------------------------------------------------------------------------------------------------

        Balance, December 31, 1995                  6,700,000         6,700            168,339          175,039

        1996    Services under stock grant
                    program (note 5(c)(ii))           100,000           100                 --              100
        1996    On conversion of loans payable
                  to related parties(note 4)           40,000            40             95,960           96,000
        1996    As consideration for extending
                  the due dates of contracts
                  payable (note 3)                     93,500            94            224,306          224,400
        1996    Increase in additional paid-in
                  capital resulting from
                  amendment to operation
                  agreement with Noble (note
                  3(a))                                    --            --          1,000,000        1,000,000
        1996    Increase in additional paid-in
                capital relating to operating
                agreements with Noble (note 3(a))          --            --             45,500           45,500
        -------------------------------------------------------------------------------------------------------
        Balance, December 31, 1996                  6,933,500     $   6,934      $   1,534,105        1,541,039
        =======================================================================================================

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

5. Capital stock: (continued)

   (c) Stock option plan and stock grant program:

       In June, 1995 the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

       (i)  Stock option plan:

            The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees or consultants of the Company and affiliates. Under this plan, no employee may receive more than 100,000 stock options. Options are non-transferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of March 31, 1997, no options were granted pursuant to this plan.

       (ii) Stock grant program:

            The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees and directors. Under this plan, no employee may receive more than 100,000 shares. The program requires the employee to remain in the employ of the Company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the shares issued under the program shall revert back to the Company. The shares issued under the program are non-transferable for two years. As of December 31,1995, a total of 100,000 shares had been granted to five directors pursuant to this plan which were issued during in 1996. These shares were recorded during the period granted at their par value of $0.001 per share and were presented as shares allotted but unissued as at December 31, 1995.

6. Commitments:

   On June 30, 1995, the Company entered into a five-year employment agreement with the President of the Company that provides for a salary of $7,500 per month beginning July 1,1995 (plus a cost of living adjustment to be made on the first day of each calendar year). The agreement also provides for additional incentive compensation equal to 1/2 of 1% Of net sales up to $5,000,000, 3/4 of 1% on the next $20,000,000 in net sales and 1 percent of net sales above $25,000,000.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

December 31, 1996

================================================================================

7. Income taxes:

   Under the asset and liability method of accounting for income taxes, deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

   For all periods presented, the Company has not recognized any deferred tax assets or liabilities as the available benefits, primarily as a result of loss carry forwards of approximately $222,000 arising in 1995 and l996, are fully offset by a valuation allowance of the same amount.

8. Supplementary cash flow information:

   The following non-cash financing and investing activities occurred during the period:

================================================================================
                                                Year ended December 31,
                                         ---------------------------------------
                                             1996         1995         1994
--------------------------------------------------------------------------------

   Expenditures on mineral properties
     by way of increase in contracts
     payable                              $  340,330    $       --   $        --

   Acquisition of mineral properties
     for contracts payable                               2,200,000            --

   Reduction of contracts payable on
     amendment of operating agreement
     with Noble and resulting increase
     in additional paid-in capital         1,000,000            --            --

   Issue of common shares:  For mineral
     properties, net of reduction of
     additional paid-in capital
     relating to agreements with Noble       269,900       173,139            --

     On settlement of loans payable to
     related parties                          96,000            --            --
================================================================================

   The Company did not pay any interest or income taxes during the periods ended December 31, 1996, 1995 or 1994.

                  Financial Statements of

                  NAPTAU GOLD CORPORATION
                  (expressed in United States dollars)


                  Three months ended March 31, 1997


Prepared by NAPTAU GOLD CORPORATION

NAPTAU GOLD CORPORATION

Balance Sheets
(expressed in United States dollars)

======================================================================================================
                                                                 March 31,          December 31,
                                                                             -------------------------
                                                                   1997          1996          1995
------------------------------------------------------------------------------------------------------
Assets

Current asset:
     Cash                                                      $        --   $        --   $     1,000

Mineral properties (note 3)                                      2,988,850     2,988,850     2,374,726

Deferred financing costs (note 2(b))                                 9,191         9,090        40,000
------------------------------------------------------------------------------------------------------
                                                               $ 2,998,041   $ 2,997,940   $ 2,415,726
======================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities (note 4)         $   183,280   $   157,183   $    45,000
     Contracts payable (note 3)                                  1,494,830     1,494,830     2,154,500
     Loans payable to related parties (note 4)                      13,370        12,770       101,697
------------------------------------------------------------------------------------------------------
                                                                 1,691,480     1,664,783     2,301,197
Shareholders' equity:
     Capital stock (note 5):
          Authorized:
               5,000,000 preferred shares with a par value of
                                    $0.001 per share
             20,000,000 common shares with a par value of
                                   $0.001 per share
               Issued and outstanding:
               6,700,000 common shares                               6,934         6,934         6,700
          Additional paid-in capital (note 5)                    1,534,105     1,534,105       168,339
          Shares alloted but unissued (note 5(c)(ii))                   --            --           100
          Deficit                                                 (234,478)     (207,882)      (60,610)
------------------------------------------------------------------------------------------------------
                                                                 1,306,562     1,333,157       114,529
Continuing operations (note 1)
Commitments (notes 3 and 6)
Subsequent events (notes 3, 4 and 5(c))
------------------------------------------------------------------------------------------------------
                                                               $ 2,998,042   $ 2,997,940   $ 2,415,726
======================================================================================================

See accompanying notes to financial statements

On behalf of the Board:


________________________________ Director


________________________________ Director

NAPTAU GOLD CORPORATION

Statements of Operations and Deficit
(expressed in United States dollars)

-----------------------------------------------------------------------------------------------------------
                                                             Three Months
                                                Inception to    ended          Years ended December 31,
                                                  March 31,    March 31,  ---------------------------------
                                                    1997         1997        1996        1995        1994
-----------------------------------------------------------------------------------------------------------
Expenses:
     Management salary (note 6)                   $ 157,500   $  22,500   $  90,000   $  45,000   $      --
     Professional fees                               42,888       4,095      25,940      12,853          --
     Office and administrative                        2,089          --       1,332         757          --
     Stock grant program expense (note 5(c)(ii))        100          --          --         100          --
     Write-off of deferred financing costs           30,000          --      30,000          --          --
-----------------------------------------------------------------------------------------------------------
Loss for the period                                      --     (26,595)   (147,272)    (58,710)         --
Deficit, beginning of period                         (1,900)   (207,882)    (60,610)     (1,900)     (1,900)
-----------------------------------------------------------------------------------------------------------
Deficit, end of period                            $  (1,900)  $(234,478)  $(207,882)  $ (60,610)  $  (1,900)
===========================================================================================================
Loss per share                                    $      --   $   (0.00)  $   (0.02)  $   (0.01)  $      --
===========================================================================================================

See accompanying notes to financial statements

NAPTAU GOLD CORPORATION

Statements of Cash Flows (note 8)
(expressed in United States dollars)

============================================================================================================
                                                                 Three Months
                                                    Inception to    ended
                                                      March 31,    March 31,     Years ended December 31,
                                                        1997         1997       1996        1995      1994
------------------------------------------------------------------------------------------------------------
Cash generated from (used in):

Operations:
     Loss for the period                              (232,578)  $ (26,595)  $(147,272)  $ (58,710)  $ --
     Add items not involving cash:
     Write-off of deferred financing costs              30,000                  30,000
     Stock grant program expense,                          100          --          --         100     --
     Changes in non-cash operating working capital:
     Accounts payable and accrued liabilties           183,280      26,097     112,183      45,000     --
------------------------------------------------------------------------------------------------------------
                                                       (19,198)       (499)     (5,089)    (13,610)    --

Financing:
     Deferred financing costs recovered (incurred)     (39,191)       (101)        910     (40,000)    --
     Changes in contracts payable                      (45,500)         --          --     (45,500)    --
     Loans payable to related parties                  109,370         600       7,073     101,697     --
------------------------------------------------------------------------------------------------------------
                                                        24,679         499       7,983      16,197     --

Investing activities:
     Mineral properties                                 (5,481)         --      (3,894)     (1,587)    --
------------------------------------------------------------------------------------------------------------
Increase in cash                                     $      (0)  $      (0)  $  (1,000)  $   1,000   $ --
Cash, beginning of period                                   --          (0)      1,000          --     --
------------------------------------------------------------------------------------------------------------
Cash, end of period                                  $      (0)  $      (0)  $      (0)  $   1,000   $ --
============================================================================================================

See accompanying notes to financial statements.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

1.    Continuing operations:

      Naptau Gold Corporation (the "Company") was formed under the laws of the State of Delaware on January 8, 1988 and was inactive until 1995 when it entered into an agreement to acquire certain mineral properties (note 3). The Company's principal business activity is the exploration and development of mineral properties, with its principal mineral properties comprising of various placer leases in the Cariboo Mining Division of British Columbia, Canada (the "Placer Leases").

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern. At March 31, 1997, the Company had a working capital deficiency of approximately $1,700,000, a significant portion which is due to related parties. The Company's continuing operations and the ability of the Company to discharge its liabilities are dependent upon the continued financial support of related parties and the ability of the Company to obtain the necessary financing to meet its liabilities as they come due.

      The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of its mineral properties and upon future profitable production or proceeds from the disposition thereof.


2.    Significant accounting policies:

      The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

      (a)   Mineral property interests:

            Mineral property acquisition costs and related exploration and development expenditures are deferred until the property is placed into production, sold or abandoned. These costs will be amortized on a unit-of-production basis over the estimated proven and probable reserves of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

            Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral properties. Administrative expenditures are expensed in the period incurred.

            On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

      The amounts shown for mineral properties represent costs incurred to date and is not intended to reflect present or future values.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

2.  Significant accounting policies (continued):

      (b)   Deferred financing costs:

            The Company defers costs associated with specific financing activities and charges those costs against the related share capital or to operations if the financing activity is unsuccessful.

      (c)   Loss per share:

            Loss per share has been calculated using the weighted average number of common shares outstanding during the year


3.    Mineral properties:

      ==============================================================================================================================
                                                                           March 31                          December 31,
                                                                               1997                 1996                      1995
      ------------------------------------------------------------------------------------------------------------------------------
      Placer Leases, Cariboo Mining Division, British Columbia:
            Acquisition costs:
            Placer Leases acquired from Noble (note 3(a))               $ 1,775,000          $ 1,775,000               $ 1,775,000
                  Placer Leases acquired from an affiliate of the
                          Company (note 3(b))                               200,800              200,800                   200,800
      ------------------------------------------------------------------------------------------------------------------------------
                                                                          1,975,800            1,975,800                 1,975,800
            Deferred interest and financing costs:
                  Paid or accrued to Noble (note 3(a))                      251,725              251,725                        --
                  Paid to an affiliate of the Company (note 3(b))            20,400               20,400                        --
      ------------------------------------------------------------------------------------------------------------------------------
                                                                            272,125              272,125                        --
            Exploration and development expenditures:
                  Incurred by Noble                                         735,445              735,445                   397,339
                  Incurred by the Company                                     5,480                5,480                     1,587
      ------------------------------------------------------------------------------------------------------------------------------
                                                                            740,925              740,925                   398,926
      ------------------------------------------------------------------------------------------------------------------------------

                                                                        $ 2,988,850          $ 2,988,850                 2,374,726
      ==============================================================================================================================

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

3.    Mineral properties (continued):

      (a)   Placer Leases acquired from Noble:

            During 1995, the Company entered into an agreement to acquire certain Placer Leases owned by Noble Metal Group Incorporated (a British Columbia company) ("Noble") in exchange for 4 million common shares of the Company, representing an initial 59.7% interest in the Company. As Noble acquired control of the Company by this exchange, it is considered a common control transaction and, accordingly, the common shares have been accounted for at the carrying value of the Placer Leases in the accounts of Noble at December 31,1994 of $1,775,000 (Noble, in association with limited partnerships, had also expended an additional $550,000 on exploration of the Placer Leases which was recovered from these limited partnerships and accordingly, is not reflected in the aforementioned carrying value). A British Columbia Mineral Tenure Act "Bill of Sale Absolute" held by the Company relating to the Placer Leases has not yet been registered with the appropriate authorities and as a result, registration of the Placer Leases remains in the name of the operator, Noble. The Company can, at any time and without any restriction, apply to conclude registration in its name.

            The Company and Noble also entered into an operating agreement whereby Noble will remain the operator for the mining activities on the Placer Leases for a term of ten years, with Noble having the option of renewing the agreement for a further ten year term. The Company agreed to pay Noble $1,000,000 in consideration for entering into this operating agreement. In addition, the Company is obligated to pay $1,000,000 in respect of 1995 exploration and development expenditures and agreed to fund future annual operating expenditures on the Placer Leases, including the lease of certain equipment and facilities owned by Noble. These required payments have been accrued in contracts payable (See below). However, as this is a common control transaction, the amount of $1,602,661, being the excess of these amounts over the estimated book value of the related assets in the accounts of Noble was charged against additional paid-in capital during 1995 (note 5). During 1996, this amount was reduced by $45,500 to reflect the actual book value of the related assets in the accounts of Noble at December 31, 1995. To December 31, 1995, the Company had advanced $45,500 to Noble with respect to exploration and development expenditures on the Placer Leases which has been recorded as a reduction in the Company s contracts payable.

            During 1996, the Company entered into an extension agreement with Noble with respect to its contract payable to Noble, whereby the Company issued 85,000 common shares to Noble at an agreed price of $2.40 per share and agreed to pay Noble 300 ounces of gold from the Company's share of gold produced from mining operations on its placer mining leases, if any, to initially extend the due date for the amount outstanding under the contract payable to June 30, 1996. The value ascribed to the common shares issued has been included in deferred interest and financing costs in mineral properties, however, the value of the gold to be paid to Noble has not been accrued in these financial statements due to the uncertainty of ultimate payment.

            The Company and Noble subsequently agreed to amend certain of the terms of the operating agreement originally entered into whereby the Company was obliged to pay $1,000,000 to Noble as consideration for entering into the operating agreement. The amending agreement cancelled

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

            the Company's obligation to pay $1,000,000 to Noble and the Company agreed to pay Noble 3,421 ounces of gold from the Company's share of gold produced from mining operations on its placer mining leases, if any. Noble also granted the Company an extension to June 30, 1997 of the revised balance due of $954,500 as at December 31, 1995 in consideration for the Company agreeing to pay interest on such balance at a rate of 10% per annum. The Company reduced contracts payable and increased additional paid-in capital by $1,000,000 each during 1996 as a result of this amending agreement. The Value of the gold to be paid to Noble has not been accrued in these financial statements due to the uncertainty of ultimate payment.

            In addition to funding future annual operating expenditures on the Placer Leases, the operating agreement provides that the proceeds from production from the Placer Leases, if any, will be divided between the Company and Noble as follows:

            o for the first $1,000,000 of proceeds or 2,500 ounces of raw gold (converted to a dollar amount), whichever is lesser, 10% of such proceeds to Noble;

            o for the next $1,000,000 of proceeds or 2,500 ounces of raw gold (converted to a dollar amount), whichever is lesser, 17.5% of such proceeds to Noble; and

            o for cumulative operating revenues in excess of $2,000,000 or 5,000 ounces of raw gold (converted to a dollar amount), whichever is lesser, 25% of such proceeds to Noble.

      (b)   Placer Lease acquired from an affiliate of the Company:

            During 1995, the Company acquired a Placer Lease owned by an affiliate of the Company (the "Affiliate"), for $200,000 (accrued but not yet paid) and 800,000 common shares of the Company that have been assigned their par value of $0.001 per share.

            During 1996 the Company entered into extension agreements with the Affiliate with respect to its contract payable to the Affiliate, whereby the Company issued 8,500 common shares at an agreed price of $2.40 per share to initially extend the due date for the amount outstanding under the contract payable to June 30, 1996 and subsequently agreed to pay the Affiliate 100 ounces of gold produced from mining operations on all of its placer mining leases, if any, for extending the due date to October 12, 1997. The ascribed value for the common shares issued has been included in deferred interest and financing costs in mineral properties, however, the value of the gold to be paid to the Affiliate has not been accrued in these financial statements due to the uncertainty of ultimate payment.

4.    Amounts payable to related parties:

      Loans payable to related parties consist of amounts received from directors and officers are non-interest bearing and have no specific terms of repayment. During 1996, the directors and officers converted $96,000 of these loans into 40,000 shares at a price of $2.40 per share.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

      At March 31,1997, accounts payable and accrued liabilities include accruals totaling $157,500 (1996 - $90,000, 1995 - $45,000) for salaries to a director and officer pursuant to an employment agreement (note 6), which are included in management salary expense for the period.


5.    Capital stock:

      (a)   Authorized:

            During 1995, the Company increased the authorized capital stock from 200 common shares with a par value of $0.001 per share to 25,000,000 shares consisting of 5,000,000 preferred shares and 20,000,000 common shares, each with a par value of $0.001 per share, of which 1,900 common shares were outstanding. The Company subsequently split the 1,900 common shares outstanding on a 10,000 new for 1 old basis. The number of shares issued as at December 31, 1994 have been restated to reflect this share split as if it had occurred on inception.

      (b)   Issued:

            A continuity of the Company's issued and outstanding capital stock is as follows:

              ======================================================================================================================
                                                                          Common shares
                                                                   --------------------------        Additional
              Year       Consideration                               Number          Amount        Paid-in capital          Total
              ----------------------------------------------------------------------------------------------------------------------
              Balance December 31, 1994 (note 5(a))                 1,900,000       $  1,900       $                   $      1,900

              1995       Mineral properties (note 3(a))             4,000,000          4,000           1,771,000          1,775,000
              1995       Reduction in additional
                             paid-in capital relating to operating
                             agreements with Noble (note 3(a))                                        (1,602,661)        (1,602,661)
              1995       Mineral properties (note 3(b))               800,000            800                                    800
              ----------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1995                            6,700,000          6,700             168,339            175,039

              1996       Services under stock grant
                             program (note 5(c)(ii))                  100,000            100                   -                100
              1996       On conversion of loans payable to related     40,000             40              95,960             96,000
                            parties(note 4)
              1996       As consideration for extending the due        93,500             94             224,306            224,400
                            dates of contracts payable (note 3)
              1996       Increase in additional paid-in capital                                        1,000,000          1,000,000
                            resulting from amendment to operation
                            agreement with Noble (note 3(a))
              1996       Increase in additional paid-in capital                                           45,500             45,500
                         resulting from amendment to operation
                         agreement with Noble (note 3(a))
              ----------------------------------------------------------------------------------------------------------------------
              Balance, December 31, 1996 and March 31, 1997         6,933,500       $  6,934        $  1,534,105          1,541,039
              ======================================================================================================================

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

5.    Capital stock: (continued)

      (c)   Stock option plan and stock grant program:

            In June, 1995 the Company adopted a non-qualified stock option plan and a stock grant program with the following provisions:

            (i)   Stock option plan:

                  The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees or consultants of the Company and affiliates. Under this plan, no employee may receive more than 100,000 stock options. Options are non-transferable and expire if not exercised within two years. The options may not be exercised by the employee until after the completion of two years of employment with the Company. The options are issuable to officers, key employees and consultants in such amounts and prices as determined by the Board of Directors. As of March 31, 1997, no options were granted pursuant to this plan.

            (ii)  Stock grant program:

                  The Company has reserved 300,000 shares of its authorized common stock for issuance to key employees and directors. Under this plan, no employee may receive more than 100,000 shares. The program requires the employee to remain in the employ of the Company for at least one year following the grant and to agree not to engage in any activity which would be considered in competition with the Company's business. If the employee violates any one of these conditions the ownership of the shares issued under the program shall revert back to the Company. The shares issued under the program are non-transferable for two years. As of December 31,1995, a total of 100,000 shares had been granted to five directors pursuant to this plan which were issued during in 1996. These shares were recorded during the period granted at their par value of $0.001 per share and were presented as shares allotted but unissued as at December 31, 1995.


6.    Commitments:

      On June 30, 1995, the Company entered into a five-year employment agreement with the President of the Company that provides for a salary of $7,500 per month beginning July 1,1995 (plus a cost of living adjustment to be made on the first day of each calendar year). The agreement also provides for additional incentive compensation equal to 1/2 of 1% Of net sales up to $5,000,000, 3/4 of 1% on the next $20,000,000 in net sales and 1 percent of net sales above $25,000,000.

NAPTAU GOLD CORPORATION
Notes to Financial Statements
(expressed in United States Dollars)

March 31, 1997

================================================================================

7.    Income taxes:

      Under the asset and liability method of accounting for income taxes, deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

      For all periods presented, the Company has not recognized any deferred tax assets or liabilities as the available benefits, primarily as a result of loss carry forwards of approximately $222,000 arising in 1995 and l996, are fully offset by a valuation allowance of the same amount.


8.    Supplementary cash flow information:

      The following non-cash financing and investing activities occurred during the period:

         ===========================================================================================================================
                                                          Inception to  Three months to
                                                            March 31,      March 31,              Year end December 31,
         ---------------------------------------------------------------------------------------------------------------------------
                                                              1997           1997         1996           1995             1994
                                                           -------------------------------------------------------------------------

         Expenditures on mineral properties by way of      $  340,330     $      0    $  340,330     $          0       $      0
              increase in contracts payable

         Acquisition of mineral properties for contracts    2,200,000                                   2,200,000
              payable

         Reduction of contracts payable on amendment of     1,000,000                  1,000,000
              operating agreement with Noble and resulting
              increase in additional paid-in capital

         Issue of common shares:  For mineral properties,     443,039                    269,900          173,139
              net of reduction of additional paid-in
              capital relating to agreements with Noble

              On settlement of loans payable to related        96,000                     96,000
              parties
         ===========================================================================================================================

      The Company did not pay any interest or income taxes during the periods ended December 31, 1996, 1995 or 1994.

                                    PART III


ITEM 1.   EXHIBIT INDEX


3.1   Certificate of Incorporation of the Registrant (1)
3.2 Certificate of Amendment dated June 23, 1989 to Certificate of Incorporation (1)
3.3 Certificate of Amendment dated June 1, 1995, to Certificate of Incorporation (1)
3.4   Certificate for Renewal and Revival of Charter dated June 1, 1995 (1)
3.5   By-laws of the Registrant (1)
4.1   Form of Common Stock Certificate (3)
10.1  Agreement to Exchange Assets for Stock (1)
10.2  Operating Agreement (1)
10.3 Extension Agreement between the Registrant and Noble dated September 1, 1995 (2)
10.4 Second Extension Agreement between the Registrant and Noble dated April 30, 1996 (2)
10.5  Satisfaction of Debt with Stock-Noble Metal Group Incorporated (2)
10.6 Modification and Extension Agreement between Registrant and Noble dated July 1996 cancelling $1,000,000 obligation and further extending date for payment of $954,500 in consideration for agreement to deliver 3,421 ounces of gold (2)
10.7  Agreement of Business Combination by Exchange of Assets for
      Stock Regarding Placer Lease #1160 Between the Registrant and
      Dorothy Dennis (2)
10.8  Extension Agreement between the Registrant and Dorothy
      Dennis dated April 30, 1996 (2)
10.9  Satisfaction of Debt with Stock - Dorothy Dennis (2)
10.10 Satisfaction of Debt with Stock - E.D. Renyk (2)
10.11 Satisfaction of Debt with Stock - J.J. McIntyre (2)
10.12 Stock Option Program (1)
10.13 Stock Grant Program (1)
10.14 Employment Agreement of Edward D. Rneyk (1)
10.15 Second Extension Agreement between Registrant and Dorothy
      Dennis dated October 1996 (2)
24.1  Consent of W.G.T. Consultants Ltd. (2)

------------------
(1)   Previously Filed
(2)   Filed Herewith
(3)   To be filed by Amendment

SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NAPTAU GOLD CORPORATION
                                    a Delaware Corporation

Dated: September 16, 1997           By:/s/
                                       -----------------------------
                                       Edward D. Renyk
                                       President and Director

Dated: September 16, 1997           By:/s/
                                       -----------------------------
                                       John J. McIntyre
                                       Secretary and Director

Dated: September 16, 1997           By:/s/
                                       -----------------------------
                                       Lloyd E. Mear
                                       Director

Dated: September 16, 1997              By:/s/
                                       -----------------------------
                                       Warren W. Gayle
                                       Director

Dated: September 16, 1997              By:/s/
                                       -----------------------------
                                       Murray A. Braaten
                                       Director